

VALUE THROUGH
TRANSFORMING THERAPEUTICS

NEKTAR™ THERAPEUTICS

2003 Annual Report



NEKTAR [<LATIN NECTAR <GREEK NEKTAR]

NECTAR IS THE ESSENTIAL LIFE FORCE FOR THOUSANDS OF SPECIES.

NEKTAR PROVIDES ESSENTIAL INGREDIENTS TO TRANSFORM THERAPEUTICS.

Nektar Therapeutics provides industry-leading drug delivery technologies, expertise and manufacturing to enable the development of high-value, differentiated therapeutics. Nektar's advanced drug delivery capabilities are designed to enable the company's biotechnology and pharmaceutical partners to solve drug development challenges and realize the full potential of their therapeutics, from developing new molecular entities to managing the life cycles of established products. Nektar's pipeline of more than 20 products using its inhaleable and PEGylation technologies includes five U.S.-approved products. The company has established the Proprietary Products Group to develop new product candidates for partners by applying Nektar technologies to commercially available molecules through early and mid-stage clinical development.

DEAR FELLOW STOCKHOLDERS:

2003 was our first full year under our new name of Nektar Therapeutics—a name that reflects our evolution to a drug delivery products company.

During 2003, we made excellent progress in advancing our large and growing pipeline of drug products. Additional progress has been made so far in 2004, including the filing of a marketing authorization application in Europe for Exubera® (inhaled insulin) by Pfizer and Aventis, the advancement of Roche's CERA into Phase III testing, and the completion of an initial Phase I trial of a product under our Proprietary Products Group. With these recent advances, we now have 5 products that are approved for U.S. marketing, 5 products that are filed for approval or in Phase III or pivotal trials, and an additional 10 products in Phase I or II clinical testing. Among products awaiting approval or in clinical testing are exciting therapeutics that could meet important patient needs in areas such as diabetes, macular degeneration, cystic fibrosis, Crohn's disease, rheumatoid arthritis, and anemia. As our pipeline matures, we expect these products will stimulate Nektar's growth over the coming years.

Also in the past year, we strengthened our balance sheet by increasing cash and decreasing debt. We ended the first quarter of 2004 with a balance of $467 million in cash, cash equivalents, and short-term investments. As of April 2004, we had reduced our outstanding convertible notes to approximately $174 million.

With the advancements in our partner and proprietary pipeline, the filing of the marketing authorization application for Exubera in Europe, and the strengthening of our balance sheet, we are now in an outstanding position to build on the progress made in 2003.

PROGRESS OF NEKTAR PIPELINE

Exubera The filing by Pfizer and Aventis of a marketing authorization application with the European Medicines Evaluation Agency (EMEA) in 2004 was a major milestone for Exubera. Nektar develops and manufactures the inhalers; developed the proprietary formulation; and, with Pfizer, produces the packaged powdered insulin for Exubera. While Pfizer and Aventis are continuing to evaluate if and when to submit a New Drug Application (NDA) to the Food and Drug Administration (FDA) in the United States, the EMEA filing gives us increasing confidence in the likelihood of Exubera realizing its potential as a major contributor to diabetes care and a significant revenue generator for Nektar, given the large and growing population of diabetes patients.

If approved, we believe a more patient-friendly insulin delivery system is likely not only to gain significant market share, as some compliant diabetic patients switch to inhaled insulin, but also to increase the size of the market, as non-compliant diabetic patients adopt the product as first-line therapy.

Pulmonary Partnered Pipeline Our work on Exubera has advanced our Nektar Pulmonary Technology for other products. We pioneered pulmonary delivery technology, including fine powder formulation and processing, as well as the design and manufacturing of the delivery device and the unit-dose packages for the fine powder. Our expertise in fine powders builds on our understanding of the biology of the lung as a portal for systemic drug delivery and as a target for local lung therapy.

We are now in a good position to leverage that expertise into additional pulmonary delivery products, including targeted treatments for lung disorders, non-invasive alternatives to injections for macromolecules such as peptides and proteins, and drugs that benefit from faster onset of action. Eventually we hope to explore the possibility of inhaleable vaccines. We are already working with Chiron Corporation on a next-generation version of inhaled tobramycin as a therapy for infections in patients with cystic fibrosis and with Unimed, a subsidiary of Solvay, for faster-onset delivery of MARINOL® tablets (dronabinol). Both products are in Phase I clinical trials.

PEGylated Partnered Pipeline The use of PEGylation to improve the performance of macromolecules such as peptide and protein drugs is growing due to the success of current products on the market and the need for improved delivery of macromolecules.

Amgen applied our Advanced PEGylation Technology to create the second-generation drug Neulasta® (pegfilgrastim) to protect and grow its Neupogen® (filgrastim) market franchise with a new and improved patented product. Before the introduction of Neulasta, sales growth of Neupogen was modest. After the addition of Neulasta, the combined sales of the two products grew 37% in 2003 to $2.5 billion with half of the combined sales coming from Neulasta in the 4th quarter of 2003.

Nektar Advanced PEGylation Technology is also enabling improved product profiles for new molecular entities, including: Pfizer's Somavert® (pegvisomart), approved by the FDA in 2003 for certain acromegaly patients; Eyetech Pharmaceuticals' Macugen™ (PEGylated aptamer), currently in pivotal clinical trials for macular degeneration; and Celltech's CDP 870 (TNF-alpha antibody fragment) in Phase III trials for rheumatoid arthritis and Crohn's disease.

THE NEXT STEP IN NEKTAR'S GROWTH STRATEGY

Proprietary Products Group The Proprietary Products Group was established in late 2002 to accelerate future growth by capturing more of the value stream of partnered products for Nektar. The Proprietary Product Group's goal is to develop new product candidates by applying Nektar technologies to commercially available molecules, creating differentiated versions of approved products.

We intend to offer potential marketing partners products formulated for improved delivery using Nektar technologies, packaged with safety and efficacy data from pre-clinical and early clinical studies combined with a well-designed clinical and regulatory strategy. In this way we believe we can reduce the risk of bringing these products to market, while significantly improving our profits. We believe that given the past performance of and experience with our Pulmonary and PEGylation Technologies, investment in the Proprietary Products Group offers us the opportunity to position the company for future growth.

In 2003, we advanced an inhaled small molecule into a Phase I clinical trial. This initial Phase I trial has now been completed and confirms the drug's tolerability at and above projected therapeutic dosing levels. In addition, a multiple dose study has been initiated in patients for another product concept.

Financial Progress In 2003, as in the previous 5 years, we saw continued growth in revenues. In 2003, revenues of $106 million were 12% higher than 2002. As we move forward, we believe we will realize increased revenues from our PEGylation pipeline as products with improved economic terms, compared to our first generation of PEGylated products, move through the clinic and into the market. In addition to our top-line growth, we strengthened our balance sheet with cash raised through offerings of convertible subordinated notes in June of 2003 and an underwritten public equity offering in March 2004, as well as from reducing our outstanding debt. As of March 31, 2004, Nektar had approximately $467 million in cash, cash equivalents and short-term investments, and by the end of April 2004, liability for outstanding convertible notes of approximately $174 million all of which is due in 2007. Our strong cash position will enable us to fund key programs in the Proprietary Products Group as well as continue technology innovation.

LOOKING FORWARD

The next few years should be very exciting for Nektar. We continue to be optimistic about the Exubera program. We also anticipate significant progress over the next 12–18 months for our other partnered products. An additional 1–2 products could be filed for approval, including Macugen for macular degeneration and CDP 870 for Crohn's disease, and Chiron's inhaled TOBI® could enter Phase III trials, making 6 Nektar-enabled products filed for approval or in late stage trials by the end of 2005. Moreover, we continue to see growing interest from major pharmaceutical and biotechnology companies in our technologies, and thus anticipate additional partnership deals during 2004. Further, we plan to move 1–2 proprietary products into the clinic in this time period.

An emblem of the pivotal nature of 2003 was our name change to Nektar. Since Inhale Therapeutic Systems, Inc. was founded in 1990, our capabilities have expanded from developing inhaled peptides and proteins to applying our Pulmonary and Advanced PEGylation Technologies and expertise to a broad range of new and improved therapeutics. Today, as Nektar, with the filing of a marketing authorization application for Exubera in Europe, 5 Nektar-improved products on the market, a growing partnered and proprietary clinical pipeline, and a strong financial position, we are well positioned to increase value for Nektar and our stockholders.

As always, we appreciate the financial and intellectual support of our partners, our employees worldwide, and especially our stockholders, who continue to invest in Nektar and for whom we are working to create value. We look forward to a fruitful 2004.

Robert B. Chess
Executive Chairman of the Board

Ajit S. Gill
Director, Chief Executive Officer and President



EXUBERA® EXEMPLIFIES HOW PULMONARY DRUG DELIVERY IS TRANSFORMING A MATURE THERAPEUTIC INTO AN IMPROVED PRODUCT WITH TREMENDOUS MARKET POTENTIAL.







BREATHING EXTRA VALUE INTO PRODUCTS

WHY INHALED INSULIN?

The accelerating diabetes epidemic is widely recognized. The World Health Organization anticipates that diabetes prevalence will grow 72% worldwide from 190 million to 325 million people with diabetes by 2025. Today, approximately 12 million Americans and 10 million Europeans have been diagnosed with diabetes. Approximately 90% to 95% of these patients have type 2 or what was once called "adult onset" diabetes, and it is this type of diabetes that is driving the tremendous growth in disease prevalence. Diabetes and its complications presently account for more than $100 billion in U.S. healthcare costs annually.

Injectable insulin was a significant breakthrough when it was introduced nearly 80 years ago. While there have been a number of breakthroughs in insulin therapy (recombinant insulin was actually the first biotechnology drug), injections remain the only way to deliver insulin effectively. Two landmark studies from the Diabetes Control and Complications Trial (DCCT) Research Group and the UK Prospective Diabetes Study Group in people with type 1 and type 2 diabetes respectively demonstrated that intensive monitoring and aggressive treatment can produce tight glucose control that can prevent debilitating and costly complications. Many patients, regardless of their type of diabetes or therapeutic regimen, do not achieve blood glucose control because they are reluctant to move to a more aggressive treatment regimen that includes insulin injections. It is hoped that inhaleable insulin could encourage more patients to accept insulin therapy earlier, comply better with their doctors' treatment recommendations, and thus achieve better glycemic control.

NEKTAR'S ROLE

Nektar pioneered the pulmonary technologies used to develop Exubera, creating a patient-friendly system that integrates customized formulation and proprietary fine-powder processing and packaging technologies with a proprietary inhalation device for efficient, reproducible, and convenient deep-lung drug delivery. By the time Nektar partnered with Pfizer in 1995, Nektar's early pulmonary delivery system had been tested in a Phase I trial.

Subsequently, Pfizer and its partner Aventis have conducted clinical trials in which more than 3,000 patients worldwide have taken Exubera, some for as long as six years. With the 2004 filing of a marketing authorization application in Europe by Pfizer and Aventis, Exubera is advancing toward a day when the product may help serve a large and growing population of people with diabetes.

POTENTIAL OF NEKTAR PULMONARY TECHNOLOGY

Beyond Exubera, Nektar envisions applying its Pulmonary Technology to address additional attractive markets. These include: targeted treatment of lung disorders, a non-invasive alternative to injection for macromolecules such as peptides and proteins, and applications where faster onset of action is desired. Eventually the company hopes also to investigate the application of its Pulmonary Technologies to patient-friendly vaccines.

For example, the company is collaborating with Chiron Corporation to develop an inhaled tobramycin product, in Phase I patient trials, to treat persistent *Pseudomonas aeruginosa* infections in cystic fibrosis patients. This system may deliver higher doses than could be safely administered systemically in a fraction of the time needed for nebulization. For faster-onset delivery, Nektar is working with Unimed, a subsidiary of Solvay, to develop inhaleable MARINOL® tablets (dronabinol).

TRANSFORMING THERAPEUTICS—THE NEKTAR PIPELINE

as of April 28, 2004

PRODUCT	PARTNER	PRIMARY INDICATIONS
Neulasta® (PEG-filgrastim)	Amgen	Neutropenia
PEGASYS® (PEG-a-interferon)(1)	Roche	Hepatitis-C
Somavert® (PEG-hGHra)	Pfizer	Acromegaly
PEG-INTRON® (PEG-a-interferon)	Schering-Plough	Hepatitis-C
Definity® (PEG)	Bristol-Myers Squibb	Cardiac imaging
Exubera® (inhaled insulin)(2)	Pfizer	Diabetes
CDP 870 (PEGylated antibody fragment)	Celltech	Rheumatoid arthritis; Crohn's disease
CERA (Continuous Erythropoiesis Receptor Activator)	Roche	Renal anemia
SprayGel™ adhesion barrier system (PEG)(3)	Confluent	Prevention of post-surgical adhesions
Macugen™ (PEGylated aptamer)	Eyetech	Age-related macular degeneration (also in Phase II for diabetic macular edema)
Undisclosed (PEG)	Undisclosed	Undisclosed
CDP 791 (PEGylated antibody fragment)	Celltech	Cancer
CDP 484 (PEGylated antibody fragment)	Celltech	Rheumatoid arthritis
Inhaled tobramycin	Chiron	Lung infection
Inhaled leuprolide	Enzon	Endometriosis
Marinol® (inhaled dronabinol)	Solvay	Multiple indications
PEGylated interferon beta	Serono	Undisclosed
PEG-Alfacon (PEGylated interferon alfacon-1)	InterMune	Hepatitis-C
PEG-AXOKINE®	Regeneron	Obesity
Undisclosed (small molecule)	*Not Partnered*	*Undisclosed*

(1) Approved as monotherapy and combination therapy
(2) Filed in Europe
(3) Approved in Europe

NEKTAR'S CLINICAL PIPELINE OF PARTNERED PRODUCTS IS DEEP AND GROWING.

The pipeline is built on a foundation of Nektar Advanced PEGylation and Pulmonary Technologies applied to improve new chemical entities and extend the life of products already on the market— always with the ultimate goal of improving medicines for patients.

9

PHASE I

1

PHASE II

PEGYLATING PRODUCTS FOR IMPROVED PERFORMANCE

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Through five U.S.-approved products, Nektar partners have demonstrated the value of Nektar Advanced PEGylation Technology to improve the performance of drug products. Nektar provides the manufacturing capability as well as expertise to help bring PEGylated products to market.

WHY PEGYLATE?

Nektar Advanced PEGylation Technology is based on the use of non-toxic polyethylene glycol (PEG) polymers that can be attached to most major drug classes, including proteins, peptides, antibody fragments, small molecules, and others. PEGylation improves the safety and efficacy of therapeutic agents by extending the time a drug circulates in the bloodstream, increasing bioavailability, decreasing immunogenicity, decreasing dosing frequency, and improving drug solubility and stability.

NEKTAR PEGYLATED PRODUCTS

Nektar Advanced PEGylation Technology has helped partners extend the market life cycles of their drug products as well as investigate how to improve new molecular entities. Amgen's Neuopen® (filgrastim) for neutropenia has been one of biotechnology's most successful products. Nektar Advanced PEGylation Technology enabled a second-generation product, Neulasta® (pegfilgrastim) to protect and grow the market franchise by 37% in 2003. Further, Roche is marketing PEGASYS® (peginterferon alfa-2a) as a second-generation improved formulation of Roche's Roferon-A (interferon alfa-2a). In December 2003, PEGASYS accounted for 50% of total U.S. interferon prescriptions for hepatitis C.

Eyetech Pharmaceuticals' Macugen™ (PEGaptanib sodium) is in pivotal trials as a potential treatment for "wet" age-related macular degeneration and in Phase II trials for diabetic macular edema. Macugen, which has been in-licensed by Pfizer, has been granted "fast-track" status by the FDA for both indications because of the product's expected potential to fulfill a significant unmet medical need. More than 1.2 million Americans suffer from age-related macular degeneration (AMD), cited as the leading cause of blindness among the elderly. The AMD population is growing by 200,000 annually, while 500,000 patients currently suffer from diabetic macular edema, with 75,000 new cases annually.

Celltech Group plc has applied PEGylation to CDP 870 (TNF-alpha inhibitor) for rheumatoid arthritis and Crohn's disease—both in Phase III trials. Celltech anticipates this product will be competitive in the growing market of TNF-alpha inhibitors, which has increased from $2.1 billion in 2002 to $3.3 billion in 2003.

5

PHASE III
OR PIVOTAL

5

APPROVED









THE PROPRIETARY PRODUCTS GROUP LEVERAGES NEKTAR'S TECHNOLOGY LEADERSHIP TO CAPTURE MORE VALUE WHEN THESE PRODUCT CANDIDATES ARE PARTNERED.







LEVERAGING PROPRIETARY POWER

Although Nektar established the Proprietary Products Group as a new business unit in late 2002 as the next step of its growth strategy, the business model for the group has long been part of the Nektar culture. Prior to the formation of the Proprietary Products Group, the company undertook the initial development of the following products: Exubera, inhaled leuprolide (now partnered with Enzon), and inhaled tobramycin (now partnered with Chiron). All three drugs are now advancing through the Nektar partnered pipeline.

The mission of the Proprietary Products Group is to leverage Nektar's technology leadership to capture more value when these product candidates reach the market. Staffed with specialized clinical science and regulatory expertise, the Proprietary Products Group applies Nektar drug delivery technologies through early clinical trials to strategically selected off-patent or soon-to-be off-patent molecules, before partnering to pharmaceutical companies for further development and commercialization of the product.

The goal is to advance 1–2 Nektar-improved molecules into early clinical studies each year, and find pharmaceutical development and marketing partners after successful early to mid-stage human studies. Once partnered, further development of these product candidates will take place within the partnered pipeline. The expanded business strategy is intended to broaden Nektar's product pipeline, accelerate the development of products, and enable Nektar to provide its partners with more developed, lower-risk products. Nektar believes this will result in a greater share of revenues once these products reach the market.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial data set forth below should be read together with the consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other information contained herein.

	Years Ended December 31,				
(In thousands, except per share information)	**2003**	2002	2001	2000	1999
STATEMENT OF OPERATIONS DATA:					
Revenue:					
Contract research revenue	**$ 78,962**	$ 76,380	$ 68,899	$ 51,629	$ 41,358
Product sales	**27,295**	18,465	8,569	—	—
Total revenue	**106,257**	94,845	77,468	51,629	41,358
Operating costs and expenses:					
Cost of goods sold	**14,678**	7,020	4,169	—	—
Research and development	**131,528**	157,383	139,651	100,779	64,035
General and administrative	**22,017**	26,016	18,861	13,932	7,869
Purchased in-process research and development	**—**	—	146,260	2,292	9,890
Amortization of other intangible assets	**4,219**	4,507	3,012	453	—
Amortization of goodwill[(1)]	**—**	—	22,478	312	48
Total operating costs and expenses	**172,442**	194,926	334,431	117,768	81,842
Loss from operations	**(66,185)**	(100,081)	(256,963)	(66,139)	(40,484)
Gain on debt extinguishment (as restated for 2003)	**12,018**	—	—	—	—
Debt conversion premium, net	**—**	—	—	(40,687)	—
Interest and other income (expense), net	**(11,554)**	(7,387)	6,955	9,423	2,036
Provision for income taxes	**169**	—	—	—	—
Net loss (as restated for 2003)	**$ (65,890)**	$(107,468)	$(250,008)	$ (97,403)	$ (38,448)
Basic and diluted net loss per share (as restated for 2003)	**$ (1.18)**	$ (1.94)	$ (4.71)	$ (2.32)	$ (1.13)
Shares used in computation of basic and diluted net loss per share[(2)]	**55,821**	55,282	53,136	41,998	34,016

	As of December 31,				
	2003	2002	2001	2000	1999
BALANCE SHEET DATA:					
Cash, cash equivalents and short-term investments	**$ 285,967**	$ 293,969	$ 344,356	$ 484,841	$138,185
Working capital	**259,641**	247,324	301,642	462,840	122,239
Total assets	**616,788**	606,638	667,241	629,540	226,806
Long-term debt (excluding current portion)	**43,642**	35,021	37,130	20,118	4,895
Convertible subordinated notes and debentures	**359,988**	299,149	299,149	299,149	108,450
Accumulated deficit (as restated for 2003)	**(615,235)**	(549,345)	(441,877)	(191,869)	(94,466)
Total stockholders' equity	**164,191**	206,770	270,313	277,833	86,629

(1) Nektar changed its method of accounting for goodwill and other intangible assets in 2002 in connection with adopting a new accounting standard.

(2) Basic and diluted net loss per share is based upon the weighted-average number of common shares outstanding. The shares shown above retroactively reflect a two-for-one split, effective August 22, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Such statements are marked with an asterisk (*). Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section as well as in Part I of our Annual Report on Form 10-K, as amended, under the heading "Risk Factors."

OVERVIEW

On January 15, 2003 we changed our name from Inhale Therapeutic Systems, Inc. to Nektar Therapeutics. We believe our new name better reflects our broadened capabilities and approach to drug delivery. Our new corporate identity represents the integration of our three proprietary technology platforms developed through our internal research and development efforts as well as our acquisitions of Shearwater Corporation (now referred to as Nektar AL) and Bradford Particle Design, Ltd. (now referred to as Nektar UK).

We are working to become one of the world's leading drug delivery products based companies by providing a portfolio of technologies and expertise that will enable us and our pharmaceutical partners to improve drug performance throughout the drug development process. To date the revenues we have received from the sales of our approved products and in connection with our collaborative arrangements have been insufficient to meet our operating and other expenses and we believe this will continue to be the case for several years. To date, except for sales from six products using Nektar Advanced PEGylation technology, we have not sold any commercial products and do not anticipate receiving significant revenue from product sales or royalties in the near future. The development of a successful product is dependent upon several factors that are outside of our control. These include, among other things, the need to obtain regulatory approval to market these products and our dependence upon our collaborative partners. As a result of these or other risks, potential products for which we have invested substantial amounts in research and development may never produce revenues or income.

We have generally been compensated for research and development expenses during initial feasibility work performed under collaborative arrangements for all three of our technologies: Nektar Advanced PEGylation Technology, Nektar Pulmonary Technology, and Nektar Supercritical Fluid Technology. In a typical Advanced PEGylation Technology collaboration, we manufacture and supply the PEG reagents and receive manufacturing revenues and possible royalties from sales of the PEGylated commercial product. Prior to commercialization of pulmonary delivery and advanced PEGylation products, we receive revenues from our partners for partial or full funding of research and development activities and progress payments upon achievement of certain developmental milestones. In a typical Pulmonary Technology collaboration, our partner will provide the active pharmaceutical ingredient (the majority of which are already approved by the U.S. Food and Drug Administration ("FDA") in another delivery form), fund clinical and formulation development, obtain regulatory approvals, and market the resulting commercial product. We may manufacture and supply the drug delivery approach or drug formulation, and may receive revenues from drug manufacturing, as well as royalties from sales of most commercial products. In addition, for products using our Pulmonary Technology, we may receive revenues from the supply of our device for the product along with revenues for any applicable drug processing or filling. In addition to our partner-funded programs, we are applying our technologies independently through internal early stage proprietary product development efforts. To achieve and sustain profitable operations, we, alone or with others, must successfully develop, obtain regulatory approval for, manufacture, introduce, market and sell products using our drug delivery and other drug delivery systems. There can be no assurance that we can generate sufficient product or contract research revenue to become profitable or to sustain profitability.

To fund the substantial expense related to our research and development activities, we have had to raise significant amounts of capital through the sale of equity and convertible debt. Our ability to meet the repayment obligations of our outstanding convertible debt, which as of December 31, 2003 totaled approximately $360.0 million in outstanding principal, is dependent upon our ability to develop successful products without unexpected significant delay or expense. Even if we are successful in this regard, we may require additional capital to repay the debt obligations.

Our revenues generated from our collaborative arrangements increased as a result of achieving milestones during the year ended December 31, 2003. Revenues from product sales also increased, both in total amount and as a percentage of our overall revenues. Because of the magnitude of the revenues

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

and resulting gross margins we receive, we do not expect that sales of our currently approved products will be sufficient for us to achieve profitability. Our ability to achieve profitability is dependent on the approval of and successful marketing of products with significant markets, and for which we realize relatively higher royalties.

To address our ongoing working capital needs, we sold $110.0 million of convertible notes due June 2010 during the year ended December 31, 2003. We also attempted to address the timing of our repayment obligations by entering into privately negotiated transactions to exchange outstanding notes due in 2007 for notes due in 2010. While these transactions resulted in an overall reduction in our outstanding debt and an extension of the maturity of our repayment obligations, they also had a dilutive effect in that the notes issued in these transactions are convertible into approximately 3.5 million more shares of our common stock in the aggregate than the notes which were exchanged. We expect that we may need to raise additional capital in the future to fund our working capital requirements and further secure our ability to repay our outstanding indebtedness.

RECENT DEVELOPMENTS

In March 2004, Pfizer and Aventis announced that the European Medicines Evaluation Agency ("EMEA") has accepted the filing of a marketing authorization application for Exubera®.

In February 2004, the holder of our outstanding Series B Convertible Preferred Stock converted an aggregate 15,953 shares of such stock into an aggregate 700,075 shares of our common stock. The conversion rate was approximately 43.88 common shares for each preferred share which represents a conversion price of approximately $22.79 per share. We issued the shares of common stock under an exemption from the registration requirement of the 1933 Act provided by Section 3(a)(9) of the 1933 Act.

In February 2004, we announced the existence of a collaboration with Roche under which we have licensed a proprietary PEG (pegylation) reagent used in the manufacture of Roche's product CERA (Continuous Erythropoiesis Receptor Activator). Under the collaboration, we receive milestone and manufacturing revenues during development and will receive royalty and manufacturing revenues upon successful commercialization of the product.

In February 2004, in a limited number of privately negotiated transactions, certain holders of our outstanding 3% convertible subordinated notes due June 2010 (issued in October 2003) converted approximately $36.0 million in aggregate principal amount of such notes for shares of our common stock. The conversion price was $11.35 per share, for an aggregate of approximately 3.2 million shares of our common stock. In connection with the conversion, we agreed to pay $85.00 per $1,000 of the notes to be converted, for an aggregate payment of approximately $3.1 million. We recorded interest and other expense of approximately $4.2 million associated with this transaction. We issued the shares of common stock under an exemption from the registration requirement of the 1933 Act provided by Section 3(a)(9) of the 1933 Act.

In January 2004, in a privately negotiated transaction, certain holders of our outstanding 3.5% Convertible Subordinated Notes due October 2007 completed an exchange and cancellation of $9.0 million in aggregate principal amount of the notes held by such holders, for the issuance of an aggregate of 575,605 shares of our common stock. We recorded interest and other expense of approximately $7.7 million associated with this transaction. We issued the shares of common stock under an exemption from the registration requirements of the 1933 Act provided by Section 3(a)(9) of the 1933 Act.

In January 2004, Celltech announced the initiation of Phase III trials for CDP 870 for Crohn's disease. CDP 870, which used our Advanced PEGylation Technology, is also being tested in Phase III trials for rheumatoid arthritis.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities* ("VIE"). FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. Special Purpose Entities ("SPEs") created prior to February 1, 2003 may be accounted for under the original or revised interpretation's provisions no later than

December 31, 2003. We have not entered into any arrangements with VIEs created after January 31, 2003. In October 2000, we entered into a financing arrangement with a real estate partnership to complete construction of existing office facilities and provide financing for future capital improvements of up to $51.0 million. As a result of our continuing involvement and significant influence in the real estate partnership, and other provisions in the leasing transactions, the facility costs and capital lease obligations of the real estate partnership are recorded in our consolidated financial statements for all periods presented. We have consolidated the real estate partnership since its inception including property and equipment of $44.8 million and capital lease obligations of $31.2 million as of December 31, 2003. Our maximum exposure to loss with respect to the real estate partnership is equal to the outstanding capital lease obligation at December 31, 2003 of $31.2 million. The facility leased by our Alabama subsidiary is owned by Shearwater Polymers, LLC. This entity is 4% owned by Nektar, AL with the remaining 96% owned by J. Milton Harris who is one of our executive officers. Nektar, AL and Dr. Harris have jointly guaranteed the lease on the Nektar, AL facility. The adoption of FIN 46, as modified resulted in the consolidation of Shearwater Polymers, LLC, including property and equipment of $2.4 million, capital lease obligations of $1.8 million and minority interest (included in other long-term liabilities) of $0.6 million. Our maximum exposure to loss with respect to Shearwater Polymers, LLC, at December 31, 2003 is the outstanding capital lease obligation of $1.8 million.

In November 2002, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, *Multiple-Deliverable Revenue Arrangements*. EITF 00-21 addresses how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. EITF 00-21 is applicable to agreements entered into after June 15, 2003. Our adoption of EITF 00-21 effective July 1, 2003 did not have a material impact on our financial position or results of operations.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. It requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Senior management has discussed the development, selection, and disclosure of each of the following critical accounting estimates with the audit committee.

Judgments Impacting Fixed Asset Capitalization Certain amounts have been expensed for plant design, engineering and validation costs based on our evaluation that it is unclear whether such costs are ultimately recoverable. These assets may become fully recoverable only if and when Exubera® is approved by the appropriate regulatory agencies and commercial production commences. The total amounts expensed amount to $6.6 million, $7.3 million, and $7.6 million for the years ended December 31, 2003, 2002, and 2001, respectively. The total amount capitalized amounted to $1.4 million, $4.6 million, and $4.4 million for the years ended December 31, 2003, 2002, and 2001, respectively. As of December 31, 2003 the capitalized net book value of such assets totals $25.1 million.

Impairment of Goodwill and Other Intangible Assets In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is subject to an impairment assessment. We have adopted a policy for measuring goodwill on an annual basis. Goodwill is tested for impairment using a two-step approach. The first step is to compare our fair value to our carrying amount, including goodwill. If the fair value is greater than the carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value is less than the carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any. In assessing the recoverability of our goodwill and other intangibles, we make assumptions regarding estimated future cash flows to determine the fair value of the respective assets. These estimates include forecasted revenues, which are difficult to predict. If these estimates change in the future, we may be required to record impairment charges for these assets. The impairment tests for goodwill are performed at the reporting unit level, which we have identified to be our only business segment. In the future, we may determine that impairment tests should be performed at a level below the reporting unit level, depending on whether certain criteria are met.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

In accordance with SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets,* we perform a test for recoverability of our intangible and other long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss would be recognized only if the carrying amount of an individual intangible asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset. To date, we have not determined that there has been any such impairment.

Revenue Recognition Our research revenue is derived primarily from clients in the pharmaceutical and biotechnology industries and consists of reimbursement of development costs, reimbursement of certain expenses, payment for clinical supplies, and amortization of milestones. Payments received for milestones achieved are deferred and recorded as revenue ratably over the next period of continued development. Management makes its best estimate of the period of time until the next milestone is reached. This estimate affects the recognition of revenue for completion of the previous milestone. The original estimate is evaluated every three months to determine if circumstances have caused the estimate to change and if so, amortization of revenue is adjusted prospectively. An acceptable alternative milestone revenue recognition policy could have been adopted whereby the full milestone fee is recognized upon completion of the milestone. If we had adopted such a policy, our revenues recorded to date would have increased and our deferred revenues would have decreased by an immaterial amount compared to total revenue recognized.

Stock-Based Compensation We apply the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations in accounting for our stock option plans. Under this opinion, no stock-based employee compensation expense is charged for options that were granted at an exercise price that was equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS 123, *"Accounting for Stock-Based Compensation,"* as amended by SFAS 148, which also requires that the information be determined as if we had accounted for our employee stock options under the fair value method of that Statement.

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk-free interest rate	**2.8%**	3.8%	4.8%
Dividend yield	**0.0%**	0.0%	0.0%
Volatility Factor	**0.744**	0.743	0.725
Weighted-average expected life	**5 years**	5 years	5 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee and director stock options. However, we have presented the pro forma net loss and pro forma basic and diluted net loss per common share using the assumptions noted above.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in thousands, except per share information):

Years Ended December 31,	**2003**	2002	2001
	(restated)		
Net loss, as reported	**$(65,890)**	$(107,468)	$(250,008)
Add: stock-based employee compensation included in reported net loss	**878**	644	881
Deduct: total stock-based employee compensation expense determined under fair value methods for all awards	**(34,675)**	(35,605)	(58,758)
Pro forma net loss	**$(99,687)**	$(142,429)	$(307,885)
Net loss per share			
Basic and diluted, as reported	**$ (1.18)**	$ (1.94)	$ (4.71)
Basic and diluted, pro forma	**$ (1.79)**	$ (2.58)	$ (5.79)

RESULTS OF OPERATIONS

Years Ended December 31, 2003, 2002 and 2001

The following table summarizes the dollar and percentage changes in the line items on our Statements of Operations for 2003 compared to 2002 and for 2002 compared to 2001 (in thousands, except percentages).

	2003	2002	2001	Increase/ (Decrease) 2003 vs 2002	Increase/ (Decrease) 2002 vs 2001	Percentage Increase/ (Decrease) 2003 vs 2002	Percentage Increase/ (Decrease) 2002 vs 2001
Research revenue	**$ 78,962**	$ 76,380	$ 68,899	$ 2,582	$ 7,481	3%	11%
Product revenue	**27,295**	18,465	8,569	8,830	9,896	48%	15%
Total revenue	**106,257**	94,845	77,468	11,412	17,377	12%	22%
Cost of goods sold	**14,678**	7,020	4,169	7,658	2,851	109%	68%
Product gross margin	**12,617**	11,445	4,400	1,172	7,045	10%	160%
Research and development	**131,528**	157,383	139,651	(25,855)	17,732	(16)%	13%
General and administrative	**22,017**	26,016	18,861	(3,999)	7,155	(15)%	38%
Purchased in-process R&D	**—**	—	146,260	—	(146,260)	N/A	N/A
Amortization of intangibles	**4,219**	4,507	3,012	(288)	1,495	(6)%	50%
Amortization of goodwill	**—**	—	22,478	—	(22,478)	N/A	N/A
Gain on debt extinguishment (as restated for 2003)	**12,018**	—	—	12,018	—	N/A	N/A
Other income/(expense)	**983**	(996)	(4,195)	1,979	3,199	199%	76%
Interest income	**5,360**	10,222	24,581	(4,862)	(14,359)	(48)%	(58)%
Interest expense	**17,897**	16,613	13,431	1,284	3,182	8%	24%

Revenue Revenue was $106.3 million for the year ended December 31, 2003 compared to $94.8 million and $77.5 million for the years ended December 31, 2002 and 2001, respectively. Revenue increased 12% in 2003 compared to 2002 levels and increased 22% in 2002 compared to 2001 levels. The increase in revenue for the year ended December 31, 2003, as compared to the year ended December 31, 2002 was due primarily to increases in product revenue as well as increased activities under our existing collaboration agreements with Chiron and Solvay. The 22% increase in revenue for the year ended December 31, 2002 as compared to the year ended December 31, 2001, was primarily due to increased activities under our existing collaborative agreement with Pfizer and Chiron and revenues from our acquired subsidiaries in 2001. Pfizer represented 59% of our revenue for the years ended December 31, 2003 and 2002, and 66% for the year ended December 31, 2001. Product sales accounted for 26% of revenues for the year ended December 31, 2003, as compared to 19% of revenues for the year ended December 31, 2002. Contract research revenue for the years ended December 31, 2003, 2002 and 2001 included reimbursed research and development expenses as well as the amortization of deferred up-front signing and progress payments received from our collaborative partners. Contract revenues are expected to fluctuate from year to year, and future contract revenue cannot be predicted accurately. The level of contract revenues depends in part upon future success in obtaining timely completion of feasibility studies, the continuation of existing collaborations, and achievement of milestones under current and future agreements. Product sales are dependent upon regulatory approval of new products for sale and adoption of current products in the market.

Cost of Goods Sold Cost of goods sold for the year ended December 31, 2003 was $14.7 million or 54% of product revenue. Cost of goods sold was $7.0 million for the year ended December 31, 2002 or 38% of product revenue. Cost of goods sold for the year ended December 31, 2001 was $4.2 million or 49% of product revenue. Cost of goods sold is highly influenced by the mix of products sold and their relative stage of commercial readiness.

Research and Development Research and development expenses were $131.5 million for the year ended December 31, 2003, as compared to $157.4 million and $139.7 million for the years ended December 31, 2002 and 2001, respectively. The 16% decrease for the year ended December 31, 2003 as compared to the year ended December 31, 2002 was primarily attributable to the workforce reduction completed in December 2002. We also have deferred certain research and development expenses to 2004. The 13% increase for the year ended December 31, 2002 as compared to the year ended

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

December 31, 2001 was primarily attributed to the increased spending on partner-funded programs and the operating expenses of our Nektar AL subsidiary. In addition, we made a one-time payment of $5.3 million to Alliance for the rights beyond pulmonary applications for PulmoSphere® technology and other considerations for the year ended December 31, 2002, which was expensed as research and development. We expect research and development spending to increase over the next few years as we continue to expand our development efforts under collaborative agreements using our expanded technology portfolio and to support our commercial manufacturing operations. * We forecast an increase in internally funded research spending in the next few years because we intend to increase the number of products we take through Phase I clinical testing and, in some cases, Phase II, before offering the products to our biopharmaceutical partners for commercialization. * We could have an additional one to two products in clinical trials as part of our proprietary products program by the end of 2004. *

The following table summarizes our partner development programs for products approved for use or in clinical trials, including the indication for the particular drug or product, its present stage of clinical development or approval in the United States unless otherwise noted, and, with respect to our announced partner development programs, the identity of the corporate partner for such program.

Molecule	Primary Indications	Partner	Status[(1)]
Neulasta® (PEG-filgrastim)	Neutropenia	Amgen	Approved
PEGASYS® (PEG-a-interferon)	Hepatitis-C	Roche	Approved as monotherapy and combination therapy
Somavert® (PEG-hGHra)	Acromegaly	Pfizer	Approved
PEG-INTRON® (PEG-a-interferon)	Hepatitis-C	Schering-Plough	Approved
Definity® (PEG)	Cardiac imaging	Bristol-Myers Squibb	Approved
Exubera® (inhaled insulin)	Diabetes	Pfizer	Phase III, Filed in Europe
Macugen™ (PEGylated aptamer)	Age-related macular degeneration	Eyetech	Phase II/III
	Diabetic macular edema	Eyetech	Phase II
CDP 870 (PEGylated antibody fragment)	Rheumatoid arthritis	Celltech	Phase III
	Crohn's disease	Celltech	Phase III
SprayGel™ adhesion barrier system (PEG)	Prevention of post-surgical adhesions	Confluent	Phase II/III, Approved in Europe
CERA (Continuous Erythropoiesis Receptor Activator)	Renal anemia	Roche	Phase II
CDP 860	Cancer tumors	Celltech	Phase II
Undisclosed (PEG)	Undisclosed	Undisclosed	Phase II
Undisclosed (PEG)	Undisclosed	Undisclosed	Phase II
CDP 791	Cancer	Celltech	Phase I
Inhaled tobramycin	Lung infection	Chiron	Phase I
Inhaled leuprolide	Endometriosis	Enzon	Phase I
Marinol® (inhaled dronabinol)	Multiple indications	Solvay	Phase I
PEGylated interferon beta	Undisclosed	Serono	Phase I
PEG-Alfacon (PEGylated interferon alfacon-1)	Hepatitis-C	InterMune	Phase I
PEG-AXOKINE	Obesity	Regeneron	Phase I
Undisclosed (small molecule)	Undisclosed	Not partnered	Phase I

(1) Status means:
Approved—regulatory approval to market and sell product obtained.
Phase III—large-scale clinical trials conducted to obtain regulatory approval to market and sell a drug; initiated following encouraging Phase II trial results.
Phase II—clinical trials to establish dosing and efficacy in patients.
Phase I—clinical trials typically in healthy subjects to test safety. (Phase I trials for inhaled tobramycin and inhaled leuprolide were conducted by us prior to our collaborations with Chiron and Enzon, respectively. Chiron is currently conducting a Phase I trial with inhaled tobramycin, and Enzon may conduct a Phase I trial in the future with inhaled leuprolide).

As of December 31, 2003, we currently have collaborations ongoing with more than 25 biotechnology and pharmaceutical companies, of which 21 are announced. Our product pipeline includes 5 products approved in the United States, 1 additional product approved in Europe, 4 products in Phase III trials, 7 products in Phase II trials, and 5 products in Phase I trials. The length of time that a project is in a given phase varies substantially according to factors relating to the trial, such as the type and intended use of the end product, the trial design, the ability to enroll suitable patients. Generally, a project's advancement from one phase to the next is dependent upon factors that are mostly controlled by our partners.

Our research and development activities can be divided into research and preclinical programs, clinical development programs and commercial readiness. We estimate the costs associated with research and preclinical programs, clinical development programs and commercial readiness over the past three years to be the following (in thousands):

Years Ended December 31,	**2003**	2002	2001
Research and preclinical programs	**$ 32,277**	$ 40,042	$ 35,376
Clinical development programs	**75,886**	87,889	79,184
Commercial readiness	**23,365**	29,452	25,091
Total	**$131,528**	$157,383	$139,651

General and Administrative General and administrative expenses were $22.0 million for the year ended December 31, 2003 as compared to $26.0 million and $18.9 million for the years ended December 31, 2002 and 2001, respectively. The 15% decrease in general and administrative expenses for the year ended December 31, 2003 as compared to December 31, 2002 was primarily due to the workforce reduction completed in December 2002. The 38% increase in general and administrative expenses for the year ended December 31, 2002 as compared to the year ended December 31, 2001 was primarily due to incremental support associated with our manufacturing and development efforts, including administrative staffing, business development and marketing.

In December 2002, we recorded a charge of $2.6 million related to a workforce reduction of 73 employees, which represented about 10% of our base employees. The reduction affected all business functions and job classes mainly at our San Carlos facility. The $2.6 million charge included $1.7 million in severance compensation, $0.5 million in health benefits and $0.3 million in out placement services. Approximately $0.1 million was non-cash related to stock compensation. Approximately $2.1 million of this amount is included in research and development costs and $0.5 million is included in general and administrative costs. During December 2002, $0.9 million was paid out associated with severance and other employee benefits. At December 31, 2002, we had a remaining accrual of $1.6 million of which $1.4 million was paid out in the first quarter of 2003. The excess $0.2 million was reversed during the second quarter of 2003.

Purchased In-Process Research and Development Purchased in-process research and development ("IPR&D") represents the portion of the purchase price of an acquisition related to research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. For the years ended December 31, 2003 and 2002, we did not incur any IPR&D charges. For the year ended December 31, 2001, we incurred charges of $146.3 million related to our acquisitions of Bradford Particle Design and Shearwater Corporation.

In June 2001, we completed our acquisition of Shearwater in exchange for approximately 4.0 million shares or options to acquire shares of our Common Stock and cash of $72.5 million. Of the total purchase consideration of $192.2 million, $115.2 million was allocated to the assets acquired based on their fair value on the date of acquisition, to IPR&D, and other intangible assets. The residual amount of $77.0 million was allocated to goodwill. Approximately $83.6 million of the purchase price was allocated to IPR&D, which was determined to have no alternative future use and was charged as an expense during the year ended December 31, 2001.

In January 2001, we acquired all of the outstanding share capital of Bradford Particle Design in exchange for approximately 3.75 million in newly issued shares of our Common Stock and approximately $20.4 million in cash. Of the total purchase consideration of $152.1 million, $78.4 million was allocated to the assets acquired based on their fair value on the date of acquisition, to IPR&D and to other intangible assets. The residual amount of $73.7 million was allocated to goodwill. Approximately $62.7 million of the purchase price was allocated to IPR&D, which was determined to have no alternative future use and was charged as an expense in the year-end ended December 31, 2001.

Amortization of Other Intangible Assets Amortization of other intangible assets expenses were $4.5 million ($4.2 million included in operating expense and $0.3 million is included in cost of goods sold) for the year ended December 31, 2003 as compared to $4.5 million and $3.0 million for the years ended December 31, 2002 and 2001. This expense item increased $1.5 million from the year ended December 31, 2001 to December 31, 2002 due to the acquisition activity in 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

Amortization of Goodwill There was no amortization of goodwill expenses for the years ended December 31, 2003 and 2002 as compared to $22.5 million for the year ended December 31, 2001. The decrease between the year ended December 31, 2002 and the year ended December 31, 2001 was associated with the adoption of SFAS 141, *Business Combinations,* and SFAS 142 *Goodwill and Other Intangible Assets,* accounting standards on January 1, 2002 with respect to business combinations. No impairment charges have been recorded for the years ended December 31, 2003 or 2002. In accordance with SFAS 141 and 142, we discontinued the amortization of goodwill, which resulted in a decrease in reported net loss by approximately $31.6 million in 2002, as compared to the accounting prior to the adoption of SFAS 141 and 142. (See note 5, Goodwill and other Intangible Assets in the Notes to Consolidated Financial Statements of this Annual Report).

Gain on Debt Extinguishment For the year ended December 31, 2003, gain on debt extinguishment totaled $12.0 million. Gain on debt extinguishment included a $4.3 million gain from the repurchase of $20.5 million of 3.5% convertible subordinated notes due October 2007 for $16.2 million during the second quarter of 2003. Gain on debt extinguishment also included a $7.7 million gain from the exchange of $87.9 million of 3.5% convertible subordinated notes due October 2007 for the issuance of $59.3 million of newly issued 3% convertible subordinated notes due June 2010.

Other Income/(Expense) Other income/expense, net, was $1.0 million income for the year ended December 31, 2003, as compared to $1.0 million expense and $4.2 million expense for the years ended December 31, 2002 and 2001, respectively. Our equity investment in Alliance was determined to be fully impaired and a loss of $0.8 million and $3.9 million was recorded in the years ended December 31, 2002 and 2001, respectively.

Interest Income Interest income was $5.4 million for the year ended December 31, 2003 as compared to $10.2 million and $24.6 million for the years ended December 31, 2002 and 2001. The $4.8 million decrease in interest income for the year ended December 31, 2003 as compared to December 31, 2002 and the $14.4 million decrease in interest income for the year ended December 31, 2002 compared to December 31, 2001 was due to our lower cash and investment balances and lower interest rates.

Interest Expense Interest expense was $17.9 million for the year ended December 31, 2003 as compared to $16.6 million and $13.4 million for the years ended December 31, 2002 and 2001. The $1.3 million increase in interest expense for the year ended December 31, 2003 as compared to December 31, 2002 primarily relates to the increase in principal amount of outstanding convertible subordinated notes resulting from our issuance in June and July 2003 of $110.0 million due June 2010. This expense was offset by the decrease in the interest payable on notes exchanged in certain privately negotiated transactions, and a reduction in the principal amount of outstanding notes resulting from such exchanges, and the repurchase of outstanding notes. The $3.2 million increase in interest expense for the year ended December 31, 2002 as compared to December 31, 2001 relates to the interest expense on our capital lease obligation associated with our build-to-suit lease for additional space leased at the end of 2001.

Provision for Income Taxes The provision for income taxes was $0.2 million for the year ended December 31, 2003 and nil for the years ended December 31, 2002 and 2001. The provision relates entirely to state taxes on our Alabama subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through public and private placements of our debt and equity securities, revenue from development contracts, product sales and short-term research and feasibility agreements, financing of equipment acquisitions and tenant improvements, and interest income earned on our investments of cash. We do not utilize off-balance sheet financing arrangements as a source of liquidity or financing. At December 31, 2003 we had cash, cash equivalents and short-term investments of approximately $286.0 million.

	Years Ended December 31,		
	2003	2002	2001
	(In millions, except current ratio)		
Cash, cash equivalents and short-term investments	**$286.0**	$294.0	$344.4
Current ratio	**6.5:1**	4.9:1	6.1:1
Cash provided by/(used in)			
Operating activities	**$(76.2)**	$(75.0)	$(50.8)
Investing activities	**$ 4.1**	$ 40.3	$(77.0)
Financing activities	**$101.3**	$ 38.7	$ 22.6
Capital expenditures (included in investing activities above)	**$(18.7)**	$(16.3)	$(34.3)

Our operations used cash of $76.2 million for the year ended December 31, 2003 as compared to $75.0 million and $50.8 million for the years ended December 31, 2002 and 2001, respectively. For the year ended December 31, 2003, the $76.2 million cash used in operations primarily reflected the net loss of $65.9 million and the non-cash gain on debt extinguishment of $12.0 million. For the year ended December 31, 2002, the $75.0 million of cash used in operations primarily reflects the net loss of $107.5 million, partially offset by depreciation and other changes in our balance sheet. For the year ended December 31, 2001, the $50.8 million of cash used in operations primarily reflects our net loss of $250.0 million, partially offset by $146.3 million of IPR&D associated with our acquisitions, $22.5 million in amortization of goodwill expenses, depreciation and changes in the balance sheet.

Cash flows provided by investing activities were $4.1 million for the year ended December 31, 2003 as compared to $40.3 million and $77.0 million cash used for the years ended December 31, 2002 and 2001, respectively. Cash flows for the year ended December 31, 2003 and 2002 were generated primarily by the sale and maturity of investment securities. These cash proceeds were either reinvested or used in operations. Cash used for investing activities in 2001 was primarily related to our acquisition activity. In connection with our 2001 acquisition of Bradford, we paid net cash of $14.8 million, which represented cash paid to Bradford's shareholders of $20.4 million, net of Bradford's cash balance of $5.6 million. The remainder of this acquisition was non-cash in nature. In connection with our 2001 acquisition of Shearwater, we paid net cash of $67.2 million, which represents cash paid to Shearwater's shareholders of $72.5 million, net of Shearwater's cash balance of $5.3 million. We purchased property and equipment of approximately $18.7 million, $16.3 million and $34.3 million during the years ended December 31, 2003, 2002 and 2001 respectively. The increase in purchased property and equipment in 2003 as compared to 2002 primarily reflects the cost of improvements made to our Huntsville, Alabama facility. The decrease in purchased property and equipment in 2002 as compared to 2001 primarily reflects the completion of the second phase of construction of a new San Carlos laboratory and office facility offset by continued investment in our commercial manufacturing facilities, including device manufacturing at third party contract manufacturers and expansion of our San Carlos powder processing facility.

Cash flows provided by financing activities were $101.3 million for the year ended December 31, 2003, compared to $38.7 million and $22.6 million of the years ended December 31, 2002 and 2001, respectively. The increase in cash flow provided by financing activities in the year ended December 31, 2003 as compared to the year ended December 31, 2002 was primarily due to the issuance of $110.0 million of 3% convertible subordinated notes due 2010. The increase in cash flows provided by financing activities in the year ended December 31, 2002 as compared to December 31, 2001 was primarily related to our strategic alliance with Enzon which included a $40.0 million investment in our preferred stock offset by a decrease in capital lease financing related to our San Carlos lab facility that was substantially completed in 2000.

We may continue to seek additional capital through sales of our debt and/or equity securities and additional financing of equipment acquisitions and tenant improvements.

In June 2003, we entered into privately negotiated agreements with certain holders of our outstanding 3.5% convertible subordinated notes due in October 2007, for the repurchase of $20.5 million aggregate principal amount of the outstanding notes in exchange for cash payments of approximately $16.2 million. In connection with this repurchase, we recorded a gain of approximately $4.3 million for the early extinguishment of debt.

In October 2003, in a limited number of privately negotiated transactions, certain holders of our outstanding 3.5% convertible subordinated notes due October 2007 exchanged and canceled approximately $87.9 million in aggregate principal amount of the 3.5% notes, for the issuance of approximately $59.3 million in aggregate principal amount of newly issued 3% convertible subordinated notes due June 2010. In accordance with APB No. 14, *"Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,"* and EITF No. 96-19, *"Debtor's Accounting for a Modification or Exchange of Debt Instruments,"* we recorded a gain on debt extinguishment of approximately $7.7 million and we recorded an increase to capital in excess of par value of approximately $19.2 million in connection with these transactions.

At December 31, 2003, $121.6 million of 3.5% convertible subordinated notes due October 2007 remained outstanding. At December 31, 2003, $169.3 million of 3% convertible subordinated notes due June 2010 remained outstanding. In addition, as of December 31, 2003, $61.4 million of 5% convertible subordinated notes due February 2007 and $7.7 million of 6.75% convertible subordinated notes due October 2006 remained outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

The following is a summary of our contractual obligations as of December 31, 2003 (in thousands):

	Payment Due By Period				
	Total	Less Than 1 Year	1–2 Years	3–4 Years	After 4 Years
Build-to-suit lease	$ 82,428	$ 5,741	$ 5,856	$ 12,065	$ 58,766
Huntsville, AL tenant improvement loan[1]	$ 7,511	570	556	1,068	5,317
San Carlos tenant improvement loan	$ 1,827	121	121	1,585	—
Shearwater Polymers, LLC capital lease	$ 2,383	235	235	471	1,442
Interest payable	$ 57,616	12,926	12,926	21,608	10,156
Operating leases	$ 25,476	3,116	3,037	6,086	13,237
Principal amount of convertible subordinated notes and debentures[2]	$359,988	—	—	190,709	169,279
Purchase obligations[3]	$ 15,461	15,461	—	—	—
Other obligations[4]	$ 1,305	407	898	—	—
Total	$553,995	$38,577	$23,629	$233,592	$258,197

(1) Assumes current rate on Huntsville, AL tenant improvement loan remains at 5.17% over the entire term of the loan.

(2) As a result of the conversions of debt for equity discussed in "Recent Developments" above, the liability for outstanding convertible notes and debentures as of February 29, 2004 stands at $315.0 million, of which approximately $7.7 million is due in 2006, $174.3 million is due in 2007, and approximately $133.0 million is due in 2010.

(3) Of this amount $4.2 million relates to amounts committed to our general contractor in relation to the expansion of our facility in Alabama, $1.5 million relates to a contract with a major supplier, and the remaining $9.8 million consists of normal recurring inventory purchases and other purchases of items in the ordinary course of business expected to be paid for during the first quarter of 2004. Substantially all of this remaining $9.8 million had been ordered on definitive purchase orders as of December 31, 2003, but could be canceled by us at any time. If canceled, we could be charged restocking and/or cancellation fees ranging from 5% to 25%.

(4) Consists of contractual obligations to certain partners. Does not include $4.8 million non-interest bearing loan from Pfizer, which is contingently payable upon commercial launch of Exubera®

In August 2000, we entered into a supply agreement with two contract manufacturers to provide for the manufacturing of our pulmonary inhaler device. Under the terms of the agreement, we may be obligated to reimburse both parties for the actual unamortized and unrecovered portion of any equipment procured or facilities established and the interest accrued for their capital overlay in the event that Exubera® does not gain FDA approval to the extent that the contract manufacturers cannot re-deploy the assets. At the present time, it is not possible to estimate the loss that will occur as a result of these obligations should Exubera® not be approved.

Research and development costs will be dependent upon the number of collaborative agreements we are engaged in, the number of our internally funded projects and the timing of our transition to commercial manufacturing of our San Carlos, Alabama and UK locations. We forecast an increase in internally funded research spending in the next few years because we intend to increase the number of products we take through Phase I clinical testing and, in some cases, Phase II, before offering the products to potential biopharmaceutical partners for commercialization. *

* This is a forward-looking statement that involves risks and uncertainties. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section as well as in Part I of our Annual Report on Form 10-K, as amended, under the heading "Risk Factors."

Given our current cash requirements, we forecast that we will have sufficient cash to meet our net operating expense requirements for at least the next two years. We plan to continue to invest in our growth and the need for cash will be dependent upon the timing of these investments. Our capital needs will depend on many factors, including continued scientific progress in our research and development arrangements, progress with preclinical and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs of developing and the rate of scaling up each manufacturing operation of our technologies, the timing and cost of our late stage clinical and early commercial production facility, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, the need to acquire licenses to new technologies and the status of competitive products. Of our outstanding convertible subordinated notes and debentures as of December 31, 2003, $7.7 million, $183.0 million, and $169.3 million will mature in 2006, 2007, and 2010, respectively. We are not able to satisfy all of these obligations through cash flow generated by our operations. To satisfy our long-term needs, we intend to seek additional funding, as necessary, from corporate partners and from the sale of securities. Because we are an early stage biotechnology company, we do not qualify to issue investment grade debt or have access to certain credit facilities. As a result, any financing we undertake will likely involve the issuance of equity, convertible debt instruments or high-yield debt to fund our working capital. To date we have been primarily dependent upon equity and convertible debt financings for capital and have incurred substantial debt as a result of our issuances of subordinated notes and debentures that are convertible into our Common Stock. Our substantial debt, the market price of our securities and the general economic climate, among other factors, could have material consequences for our financial position and could affect our sources of short-term and long-term funding. There can be no assurance that additional funds, if and when required, will be available to us on favorable terms, if at all.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in highly liquid and high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in short-term securities and maintain an average maturity of one year or less. A hypothetical 50 basis point increase in interest rates would result in an approximate $0.9 million decrease (less than 3%) in the fair value of our available-for-sale securities at December 31, 2003.

The potential change noted above is based on sensitivity analyses performed on our financial position at December 31, 2003. Actual results may differ materially. The same hypothetical 50 basis point increase in interest rates would have resulted in an approximate $0.7 million decrease (less than 0.255%) in the fair value of our available-for-sale securities at December 31, 2002.

Increases in the interest rates and fluctuations in our stock price could affect the fair market value of our convertible subordinated notes and debentures, which pay a fixed rate of interest. As of December 31, 2003, we had approximately $360.0 million in outstanding convertible subordinated notes and debentures with a fair value of $406.6 million.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Nektar Therapeutics

We have audited the accompanying consolidated balance sheets of Nektar Therapeutics as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nektar Therapeutics at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in the notes to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

As discussed in Note 1, the Company has restated its consolidated financial statements for the year ended December 31, 2003.

Ernst + Young LLP

ERNST & YOUNG LLP
Palo Alto, California
February 19, 2004,
except for Note 1, as to which the date is April 13, 2004

CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31,

(In thousands, except per share information)	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 64,050	$ 34,879
Short-term investments	221,917	259,090
Accounts receivable	6,153	4,370
Other current assets	14,378	12,650
Total current assets	306,498	310,989
Restricted investments	12,442	—
Property and equipment, net	149,388	143,452
Goodwill	130,120	130,120
Other intangible assets, net	10,963	15,470
Deposits and other assets	7,377	6,607
Total assets	$ 616,788	$ 606,638
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,074	$ 8,655
Accrued research and development	4,012	10,359
Accrued general and administrative	2,282	5,758
Accrued compensation	9,705	11,617
Short-term debt	288	466
Interest payable	2,436	3,762
Capital lease obligations—current	1,341	1,008
Deferred revenue	18,719	22,040
Total current liabilities	46,857	63,665
Convertible subordinated notes and debentures	359,988	299,149
Capital lease obligations—non-current	31,686	31,862
Other long-term liabilities	11,956	3,159
Accrued rent	2,110	2,033
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred Stock, 10,000 shares authorized		
Series A, $0.0001 par value: 3,100 shares designated; no shares issued or outstanding at December 31, 2003 and December 31, 2002	—	—
Convertible Series B, $0.0001 par value: 40 shares designated; 40 shares issued and outstanding at December 31, 2003 and December 31, 2002, Liquidation preference of $40,000 at December 31, 2003 and December 31, 2002	—	—
Common stock, $0.0001 par value; 300,000 authorized; 56,197 shares and 55,553 shares issued and outstanding at December 31, 2003 and December 31, 2002, respectively	6	6
Capital in excess of par value (as restated for December 31, 2003)	778,500	754,680
Deferred compensation	(38)	(239)
Accumulated other comprehensive income	958	1,668
Accumulated deficit (as restated for December 31, 2003)	(615,235)	(549,345)
Total stockholders' equity	164,191	206,770
Total liabilities and stockholders' equity	$ 616,788	$ 606,638

See accompanying notes.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

(In thousands, except per share information)	2003	2002	2001
Revenue:			
Contract research revenue	$ 78,962	$ 76,380	$ 68,899
Product sales	27,295	18,465	8,569
Total revenue	106,257	94,845	77,468
Operating costs and expenses:			
Cost of goods sold	14,678	7,020	4,169
Research and development	131,528	157,383	139,651
General and administrative	22,017	26,016	18,861
Purchased in-process research and development	—	—	146,260
Amortization of other intangible assets	4,219	4,507	3,012
Amortization of goodwill	—	—	22,478
Total operating costs and expenses	172,442	194,926	334,431
Loss from operations	(66,185)	(100,081)	(256,963)
Gain on debt extinguishment (as restated for 2003)	12,018	—	—
Other income/(expense), net	983	(996)	(4,195)
Interest income	5,360	10,222	24,581
Interest expense	(17,897)	(16,613)	(13,431)
Loss before provision for income taxes (as restated for 2003)	(65,721)	(107,468)	(250,008)
Provision for income taxes	169	—	—
Net loss (as restated for 2003)	$(65,890)	$(107,468)	$(250,008)
Basic and diluted net loss per share (as restated for 2003)	$ (1.18)	$ (1.94)	$ (4.71)
Shares used in computing basic and diluted net loss per share	55,821	55,282	53,136

See accompanying notes.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands)	Preferred Shares Share	Preferred Shares Par Value	Common Shares Shares	Common Shares Par Value	Capital In Excess of Par Value	Deferred Compensation	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2001	—	—	47,374	$5	$ 465,593	$(1,827)	$ 5,981	$ (191,869)	$ 277,883
Common stock issued upon exercise of stock options	—	—	855	—	6,048	—	—	—	6,048
Stock-based compensation related to consultants	—	—	—	—	605	—	—	—	605
Shares issued associated with acquisition of Bradford Particle Design, Inc.	—	—	3,752	—	125,576	—	—	—	125,576
Shares issued associated with acquisition of Shearwater Corporation	—	—	3,113	—	114,240	—	—	—	114,240
Reversal of deferred compensation due to terminations	—	—	—	—	(23)	23	—	—	—
Amortization of deferred compensation	—	—	—	—	—	881	—	—	881
Other comprehensive income/(loss)	—	—	—	—	—	—	(4,912)	—	(4,912)
Net loss	—	—	—	—	—	—	—	(250,008)	(250,008)
Comprehensive loss	—	—	—	—	—	—	—	—	(254,920)
Balance at December 31, 2001	—	—	55,094	5	712,039	(923)	1,069	(441,877)	270,313
Common stock issued upon exercise of stock options	—	—	197	1	440	—	—	—	441
Preferred stock issued as part of Enzon Settlement	40	—	—	—	40,000	—	—	—	40,000
Stock-based compensation related to consultants	—	—	—	—	306	—	—	—	306
Stock-based compensation related to employee severance	—	—	—	—	95	—	—	—	95
Shares issued for retirement plans	—	—	121	—	960	—	—	—	960
Shares issued for services rendered	—	—	141	—	975	—	—	—	975
Reversal of deferred compensation due to terminations	—	—	—	—	(135)	135	—	—	—
Amortization of deferred compensation	—	—	—	—	—	549	—	—	549
Other comprehensive income/(loss)	—	—	—	—	—	—	599	—	599
Net loss	—	—	—	—	—	—	—	(107,468)	(107,468)
Comprehensive loss	—	—	—	—	—	—	—	—	(106,869)
Balance at December 31, 2002	40	—	55,553	6	754,680	(239)	1,668	(549,345)	206,770
Common stock issued upon exercise of stock options	—	—	362	—	1,959	—	—	—	1,959
Premium associated with newly issued convertible subordinated notes (as restated)	—	—	—	—	19,208	—	—	—	19,208
Stock-based compensation related to consultants	—	—	—	—	178	—	—	—	178
Stock-based compensation related to employee severance	—	—	—	—	677	—	—	—	677
Shares issued for employee stock purchase plan	—	—	140	—	595	—	—	—	595
Shares issued for retirement plans	—	—	142	—	1,203	—	—	—	1,203
Shares issued for services rendered	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	201	—	—	201
Other comprehensive income/(loss)	—	—	—	—	—	—	(710)	—	(710)
Net loss (as restated)	—	—	—	—	—	—	—	(65,890)	(65,890)
Comprehensive loss (as restated)	—	—	—	—	—	—	—	—	(66,600)
Balance at December 31, 2003 (as restated)	**40**	**—**	**56,197**	**$6**	**$778,500**	**$ (38)**	**$ 958**	**$(615,235)**	**$164,191**

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

(In thousands)	**2003**	2002	2001
CASH FLOWS USED IN OPERATING ACTIVITIES:			
Net loss (as restated for 2003)	**$ (65,890)**	$(107,468)	$(250,008)
Adjustments to reconcile net loss to net cash used in operating activities:			
Gain on debt extinguishment (as restated for 2003)	**(12,018)**	—	—
Depreciation	**12,279**	12,645	12,648
Amortization of other intangible assets	**4,507**	4,507	3,012
Amortization of goodwill	**—**	—	22,478
Amortization of debt issuance costs	**1,430**	1,268	1,366
Amortization of deferred compensation	**201**	549	881
Issuance of common stock for retirement plans	**1,203**	960	—
Stock-based compensation for employee severance	**677**	95	—
Stock-based compensation for services rendered	**178**	1,281	604
Purchased in-process research and development	**—**	—	146,260
Gain on sale of assets	**(92)**	—	—
Loss on impairment of marketable equity securities	**—**	721	3,948
Changes in assets and liabilities:			
(Increase)/decrease in accounts receivable, other current assets, and other assets	**(2,325)**	1,725	(4,238)
Increase/(decrease) in accounts payable and other accrued liabilities	**(12,984)**	2,768	2,261
Increase/(decrease) in deferred revenue	**(3,367)**	5,974	10,014
Net cash used in operating activities	**(76,201)**	(74,975)	(50,774)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments	**(228,521)**	(280,650)	(491,725)
Sales of short-term investments	**56,762**	117,804	157,514
Maturities of short-term investments	**206,927**	216,007	373,546
Purchase of restricted investments	**(14,492)**	—	—
Maturities of restricted investments	**2,050**	—	—
Acquisition of Shearwater, net of cash acquired and purchase price adjustments	**—**	3,443	(67,246)
Acquisition of Bradford, net of cash acquired	**—**	—	(14,805)
Disposition of property and equipment	**92**	39	—
Purchases of property and equipment	**(18,746)**	(16,327)	(34,321)
Net cash provided by/(used in) investing activities	**4,072**	40,316	(77,037)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from loan and capital lease financing	**12,363**	1,146	17,653
Payments of loan and capital lease obligations	**(3,537)**	(2,863)	(1,089)
Issuance of convertible subordinated debentures, net of issuance costs	**106,100**	—	—
Repurchase of convertible subordinated debentures	**(16,180)**	—	—
Issuance of preferred stock	**—**	40,000	—
Issuance of common stock, net of issuance costs	**2,554**	441	6,049
Net cash provided by financing activities	**101,300**	38,724	22,613
Net increase/(decrease) in cash and cash equivalents	**29,171**	4,065	(105,198)
Cash and cash equivalents at beginning of period	**34,879**	30,814	136,012
Cash and cash equivalents at end of period	**$ 64,050**	$ 34,879	$ 30,814

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation Nektar Therapeutics was originally incorporated in California in July 1990 under the name Inhale Therapeutic Systems, Inc. We were reincorporated in Delaware in 1998. On January 15, 2003 we changed our name from Inhale Therapeutic Systems, Inc. to Nektar Therapeutics. We believe our new name better reflects our broadened capabilities and approach to drug delivery. Our new corporate identity represents the integration of our three proprietary technology platforms developed through our internal research and development efforts as well as our acquisitions of Shearwater Corporation (now referred to as Nektar AL) and Bradford Particle Design, Ltd. (now referred to as Nektar UK).

We are working to become one of the world's leading drug delivery products based companies by providing a portfolio of technologies and expertise that will enable us and our pharmaceutical partners to improve drug performance throughout the drug development process. We are focused on three main technologies: Nektar Advanced PEGylation Technology, Nektar Pulmonary Technology, and Nektar Supercritical Fluids Technology.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation Our consolidated financial statements include the financial statements of our subsidiaries: Nektar Therapeutics AL, Corporation ("Nektar AL"), formerly Shearwater Corporation ("Shearwater"); Nektar Therapeutics UK, Ltd. ("Nektar UK"), formerly Bradford Particle Design Ltd. ("Bradford"); Inhale Therapeutic Systems Deutschland Gmbh ("Inhale Germany"); and Inhale Therapeutic Systems, U.K. Limited ("Inhale UK"), the financial statements of a real estate partnership in San Carlos, and, as at December 31, 2003, Shearwater Polymers, LLC, a real estate partnership in Alabama.

Our consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting our consolidated financial results. The process by which each foreign subsidiary's financial results are translated into U.S. dollars is as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner results in an accumulated other comprehensive gain/loss of the stockholders' equity section. To date such cumulative translation adjustments have not been material to our consolidated financial position.

Significant Concentrations Cash equivalents and short-term investments are financial instruments that potentially subject us to concentration of risk to the extent of the amounts recorded in the consolidated balance sheet. We limit our concentration of risk by diversifying our investment amount among a variety of industries and issuers. Our professional portfolio managers adhere to this investment policy as approved by our Board of Directors.

Our customers are primarily pharmaceutical and biotechnology companies that are typically located in the U.S. and Europe. Our account receivable balance contains trade receivables from product sales and collaborative research agreements. At December 31, 2003, one partner represented 63% of our accounts receivable and at December 31, 2002 two different partners represented 44% and 21% of our accounts receivable. We have not experienced significant credit losses from our accounts receivable or collaborative research agreements, and none are currently expected. We perform a regular review of our customer's payment history and associate credit risks and do not require collateral from our customers.

In addition, we are dependent on our partners, vendors and contract manufacturers to provide raw materials, drugs and devices of appropriate quality and reliability and to meet applicable regulatory requirements. Consequently, in the event that supplies are delayed or interrupted for any reason, our ability to develop our products could be impaired, which could have a material adverse effect on our business, financial condition and results of operation.

We are dependent on Pfizer as the source of a significant proportion of our revenue. Contract research revenue from Pfizer represented 59%, 59% and 66% of our revenue for the years ended December 31, 2003, 2002 and 2001. Since Pfizer advances the costs of research at the beginning of each quarter, they are not a component of our accounts receivable at December 31, 2003. The termination of this collaboration could have a material adverse effect on our financial position and results of operations.

Should the Pfizer collaboration be discontinued prior to the launch of Exubera®, we will need to find alternative funding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONT.)

sources to replace the collaboration revenue and will need to reassess the realizability of assets capitalized. Additionally, we may have contingent payments to our contract manufacturers to reimburse them for their capital outlay to the extent that they cannot re-deploy their assets and may incur additional liabilities. At the present time, it is not possible to estimate the loss that will occur as a result of these obligations should Exubera® not be approved.

Recent Accounting Pronouncements In January 2003, the FASB issued FIN 46, *Consolidation of Variable Interest Entities* ("VIE"). FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. Special Purpose Entities ("SPEs") created prior to February 1, 2003 may be accounted for under the original or revised interpretation's provisions no later than December 31, 2003. We have not entered into any arrangements with VIEs created after January 31, 2003. In October 2000, we entered into a financing arrangement with a real estate partnership to complete construction of existing office facilities and provide financing for future capital improvements of up to $51.0 million. As a result of our continuing involvement and significant influence in the real estate partnership, and other provisions in the leasing transactions, the facility costs and capital lease obligations of the real estate partnership are recorded in our consolidated financial statements for all periods presented. We have consolidated the real estate partnership since its inception including property and equipment of $44.8 million and capital lease obligations of $31.2 million as of December 31, 2003. Our maximum exposure to loss with respect to the real estate partnership is equal to the outstanding capital lease obligation at December 31, 2003 of $31.2 million. The facility leased by our Alabama subsidiary is owned by Shearwater Polymers, LLC. This entity is 4% owned by Nektar, AL with the remaining 96% owned by J. Milton Harris, one of our executive officers. Both Nektar AL and Dr. Harris have jointly guaranteed the lease on the Nektar, AL facility. The adoption of FIN 46 at December 31, 2003 resulted in the consolidation of Shearwater Polymers, LLC, including property and equipment of $2.4 million, capital lease obligations of $1.8 million and minority interest (included in other long-term liabilities) of $0.6 million. Our maximum exposure to loss with respect to Shearwater Polymers, LLC, at December 31, 2003 is the outstanding capital lease obligation of $1.8 million.

In November 2002, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, *Multiple-Deliverable Revenue Arrangements*. EITF 00-21 addresses how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. EITF 00-21 will be applicable to agreements entered into after June 15, 2003. Our adoption of EITF 00-21 effective July 1, 2003 did not have a material impact on our financial position or results of operations.

Cash, Cash Equivalents and Investments We consider all highly liquid investments with a maturity at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include demand deposits held in banks, interest bearing money market funds and repurchase agreements. All other investments are classified as short-term investments. Short-term investments consist of federal and municipal government securities, corporate bonds and commercial paper with A1 or P1 short-term ratings and A+ or better long-term ratings with remaining maturities at date of purchase of greater than 90 days and less than two years.

At December 31, 2003, all investments are designated as available-for-sale or held-to-maturity and are carried at fair value, with unrealized gains and losses reported in stockholders' equity as accumulated other comprehensive income/(loss). The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are included in other income/(expense). The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

Inventories Inventories are included in other current assets on the balance sheet and consist primarily of raw materials, work-in-process and finished goods of our Nektar AL location. Inventories are stated at the lower of cost (first-in, first-out method) or market. Cost is computed on a currently adjusted standard basis which approximates actual costs on a first-in, first-out basis. Inventory consists of the following (in thousands):

December 31,	**2003**	2002
Raw material	**$4,552**	$2,825
Work-in-process	**433**	228
Finished goods	**3,574**	3,256
Total	**$8,559**	$6,309

Property and Equipment Property and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. Laboratory and other equipment are depreciated using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements and buildings, which are subject to the terms of a build-to-suit lease, are depreciated using the straight-line method over the shorter of the estimated useful life or the remaining term of the lease.

Goodwill On January 1, 2002, in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, we stopped the periodic amortization of goodwill and adopted a new policy for measuring goodwill for impairment. No impairment of goodwill was recognized in connection with the adoption of this new policy. We currently operate as a single reporting unit and all of our goodwill is associated with the entire company. Under our new policy, goodwill is tested for impairment at least annually, or on an interim basis if an event occurs or circumstances change that would more-likely-than-not reduce the fair value below our carrying value. Goodwill is tested for impairment using a two-step approach. The first step is to compare our fair value to our carrying amount, including goodwill. If the fair value is greater than the carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value is less than the carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any. The second step of the impairment test is to compare the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value is allocated to all of the assets and liabilities (including any unrecognized intangible assets) as if they had been acquired in a business combination and the fair value was the purchase price. The excess "purchase price" over the amounts assigned to assets and liabilities would be the implied fair value of goodwill.

In conjunction with the implementation of SFAS 142 we performed an impairment test of goodwill as of January 1, 2002, which did not result in an impairment charge upon adoption. We performed our annual test as of October 1st of each year, which, to date, has not resulted in an impairment charge. We will perform this test annually or more frequently if indicators of potential impairment exist.

Effective January 1, 2002, consistent with the new business combination accounting rules, assembled workforce was reclassified to goodwill and is subject to the annual goodwill impairment assessment.

A reconciliation of previously reported net loss and net loss per share to the amounts adjusted for the exclusion of goodwill amortization as if we had adopted SFAS 142 on January 1, 2000, is as follows (in thousands, except per share information):

For the Years Ended December 31,	**2003**	2002	2001
	(restated)		
Reported net loss	**$(65,890)**	$(107,468)	$(250,008)
Add back: goodwill amortization	**—**	—	21,886
Add back: assembled workforce amortization	**—**	—	592
Adjusted net loss	**$(65,890)**	$(107,468)	$(227,530)
Basic and diluted net loss per share			
Reported net loss	**$ (1.18)**	$ (1.94)	$ (4.71)
Add back: goodwill amortization	**—**	—	0.41
Add back: assembled workforce amortization	**—**	—	0.01
Adjusted net loss	**$ (1.18)**	$ (1.94)	$ (4.29)

Other Intangible Assets Acquired technology and other intangible assets with definite useful lives are amortized on a straight-line basis over a period of five to seven years. Intangible assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, asset values are adjusted to fair value. Other intangible assets include proprietary technology, intellectual property, and supplier and customer relationships acquired from third parties or in business combinations. The following intangible assets were acquired in connection with our acquisitions: core technology, developed product technology, intellectual property, and supplier and customer relations.

Core technology is based on developed technology or components of developed technologies that have a value as a basis of the platform upon which future development can be profitably exploited. We are amortizing the value assigned to core technology on a straight-line basis over an average estimated life of five to seven years.

Developed product technology is based on proprietary know-how that is technologically feasible. We are amortizing the value assigned to developed product technology on a straight-line basis over an average estimated life of five years.

Intellectual property is recognized for the intrinsic value of our or our subsidiaries' name and products in the marketplace. We are amortizing the value assigned on a straight-line basis over an average estimated life of five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONT.)

Supplier and customer relations are based on historical costs incurred and are comprised of management's estimation of resources that have been devoted to the development of relationships with key customers. We are amortizing the value assigned to customer relationships on a straight-line basis over an average estimated life of five years.

We periodically evaluate whether changes have occurred that would require revision of the remaining estimated useful lives of these assets or otherwise render the assets unrecoverable. If such an event occurred, we would determine whether the other intangibles are impaired. To date, no such impairment losses have been recorded.

Comprehensive Gain/Loss Comprehensive loss is comprised of net loss and other comprehensive gain/loss. Other comprehensive gain included unrealized gains/losses on available-for-sale securities, translation adjustments, unrealized losses related to our investment in Alliance and unrealized gains/losses on available-for-sale securities using the specific identification method. The comprehensive loss consists of the following components (in thousands):

For the Years Ended December 31,	**2003**	2002	2001
	(restated)		
Net loss	**$(65,890)**	$(107,468)	$(250,008)
Changes in net unrealized gains/(losses) on available-for-sale securities	**(975)**	(195)	(8,702)
Net unrealized losses/(gains) reclassified into earnings	**(48)**	241	3,948
Translation adjustment	**313**	553	(158)
Comprehensive loss	**$(66,600)**	$(106,869)	$(254,920)

The components of accumulated other comprehensive income are as follows (in thousands):

December 31,	**2003**	2002
Unrealized gains on available-for-sale securities	**$250**	$1,273
Translation adjustment	**708**	395
Total accumulated other comprehensive income	**$958**	$1,668

Stock-Based Compensation We apply the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations in accounting for those plans. Under this opinion, no stock-based employee compensation expense is charged for options that were granted at an exercise price that was equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS 123, as amended by SFAS 148, which also requires that the information be determined as if we had accounted for our employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

December 31,	**2003**	2002	2001
Risk-free interest rate	**2.8%**	3.8%	4.8%
Dividend yield	**0.0%**	0.0%	0.0%
Volatility Factor	**0.744**	0.743	0.725
Weighted-average expected life	**5 years**	5 years	5 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee and director stock options. However, we have presented the pro forma net loss and pro forma basic and diluted net loss per common share using the assumptions noted above.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation (in thousands, except per share information):

Years Ended December 31,	**2003**	2002	2001
	(restated)		
Net loss, as reported	**$(65,890)**	$(107,468)	$(250,008)
Add: stock-based employee compensation included in reported net loss	**878**	644	881
Deduct: total stock-based employee compensation expense determined under fair value methods for all awards	**(34,675)**	(35,605)	(58,758)
Pro forma net loss	**$(99,687)**	$(142,429)	$(307,885)
Net loss per share			
Basic and diluted, as reported	**$ (1.18)**	$ (1.94)	$ (4.71)
Basic and diluted, pro forma	**$ (1.79)**	$ (2.58)	$ (5.79)

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and EITF No. 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to non-employees is re-measured as the underlying options vest.

Revenue Recognition Our research revenue is derived primarily from clients in the pharmaceutical and biotechnology industries and consists of reimbursement of development costs, reimbursement of certain expenses, payment for clinical supplies, and amortization of milestones. Payments received for milestones achieved are deferred and recorded as revenue ratably over the next period of continued development. Contract revenue from collaborative research agreements is recorded when earned based on the performance requirements of the contract. Advance payments for research and development revenue received in excess of amounts earned are classified as deferred revenue until earned. Revenue from grants and feasibility arrangements are recognized as the related costs are incurred. Costs of contract research revenue approximate such revenue and are included in research and development expenses.

In accordance with EITF 00-21, which we adopted effective July 1, 2003, consideration received for revenue arrangements with multiple deliverables is allocated among these deliverables based on objective and reliable evidence of each deliverable's fair value using available internal or third party evidence. Revenue from non-refundable upfront license fees and certain guaranteed payments where we have continuing involvement through collaborative development efforts are deferred and recognized as revenue over the period of continuing involvement.

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured. Allowances, if any, are established for uncollectible amounts, estimated product returns and discounts.

Research and Development Research and development costs are expensed as incurred and include salaries, benefits, and other operating costs. We perform research and development for others pursuant to feasibility agreements and development and license agreements. Under these feasibility agreements, we are generally reimbursed for the cost of work performed. Feasibility agreements are designed to evaluate the applicability of our technologies to a particular molecule and therefore are generally completed in less than one year. Under our development and license agreements, products developed using our technologies are commercialized with a collaborative partner. Under these development and license agreements, we may be reimbursed for development costs, may also be entitled to milestone payments when and if certain development and/or regulatory milestones are achieved, and are compensated for the manufacture and supply of clinical and commercial products. We may also receive royalties on sales of commercial products. All of our research and development agreements are generally cancelable by the partner without significant financial penalty.

Segment Reporting We report segments in accordance with SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*. SFAS 131 requires the use of a management approach in identifying segments of an enterprise. We have multiple technologies, all of which are marketed to a common customer base (pharmaceutical and biotechnology companies which are typically located in the U.S. and Europe), and as such, we are organized and operate as one operating segment.

Our research revenue is derived primarily from clients in the pharmaceutical and biotechnology industries. Revenue from one partner represented 59%, 59% and 66% of our revenue for the years ended December 31, 2003, 2002 and 2001, respectively. For the year ended December 31, 2003, revenue from one other partner represented 10% of our revenue. Product sales relate to sale of our manufactured Advanced PEGylation Technology products by Nektar AL.

Our accounts receivable balance contains trade receivables from product sales and collaborative research agreements. At December 31, 2003, one partner represented 63% of our accounts receivable and as of December 31, 2002 two different partners represented 44% and 21% of accounts receivable.

We primarily receive contract research revenue from, and provide product sales to, customers located within the United States. Revenues are from the following geographic areas (in thousands):

Years Ended December 31,	**2003**	2002
Contract research revenue		
United States	**$77,496**	$75,077
United Kingdom	**418**	878
Other European countries	**827**	423
All other countries	**221**	2
Total contract research revenue	**$78,962**	$76,380
Product sales		
United States	**$15,837**	$12,212
United Kingdom	**2,121**	1,703
Other European countries	**8,139**	3,515
All other countries	**1,198**	1,035
Total product sales	**$27,295**	$18,465

Net Loss Per Share Basic net loss per share is calculated based on the weighted-average number of common shares outstanding during the periods presented, less the weighted-average shares outstanding which are subject to the Company's

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONT.)

right of repurchase. Diluted earnings per share would give effect to the dilutive impact of common stock equivalents which consists of convertible preferred stock and convertible subordinated debt (using the as-if converted method), and stock options and warrants (using the treasury stock method). Potentially dilutive securities have been excluded from the diluted earnings per share computations in all years presented as such securities have an anti-dilutive effect on loss per share due to the Company's net loss. Potentially dilutive securities included the following (in thousands):

Years Ended December 31,	2003	2002	2001
Warrants	56	56	56
Options	14,953	14,742	14,672
Convertible preferred stock	1,755	1,755	—
Convertible debentures and notes	19,106	6,644	6,644
	35,870	23,197	21,372

Accounting for Income Taxes We account for income taxes under SFAS No. 109, *Accounting for Income Taxes*. Under SFAS 109, the liability method is used in accounting for income taxes.

Restatement We have restated our consolidated financial statements for the year ended December 31, 2003. The restatement consists of an adjustment to reduce the gain on debt extinguishment recorded in the fourth quarter of 2003 to comply with EITF 96-19, *"Debtor's Accounting for a Modification or Exchange of Debt Instruments."* The restatement had no impact on loss from operations in the statement of operations and had no impact on net cash used in operating activities in the statement of cash flows.

The revision to the gain on debt extinguishment resulted from the need to apply the more appropriate accounting principles in EITF 96-19. We originally applied APB 26, *"Early Extinguishment of Debt,"* in determining the amount of the gain related to the October 2003 convertible debt exchanges. After further evaluation, we determined that EITF 96-19 is the more appropriate accounting principle to apply. EITF 96-19 requires that the gain be computed using the fair value of the newly issued convertible debt, resulting in a revised gain of $7.7 million compared to the amount previously reported of $26.9 million due to the newly issued convertible debt publicly trading at a substantial premium to the principal amount of the notes. As revised, we have classified the premium associated with the newly issued convertible debt of $19.2 million as capital in excess of par value in the accompanying balance sheet, following the guidance in APB 14, *"Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants."*

The effect of the adjustment on the year ended December 31, 2003 was to increase net loss by $19.2 million and $0.34 per share and to increase capital in excess of par by $19.2 million. The restatement had no impact on our cash position, revenue, operating expenses, or operating loss as previously reported for the fourth quarter and fiscal year ended December 31, 2003.

NOTE 2—FINANCIAL INSTRUMENTS

The following is a summary of operating cash, held-to-maturity, and available-for-sale securities as of December 31, 2003 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
HELD-TO-MATURITY SECURITIES				
U.S. treasury securities	$ 12,442	$ —	$ —	$ 12,442
CASH AND AVAILABLE-FOR-SALE SECURITIES				
Obligations of U.S. government agencies	$138,404	$231	$ (74)	$138,561
U.S. corporate commercial paper	115,010	118	(26)	115,102
Non U.S. corporate obligations	2,343	1	(1)	2,343
Repurchase agreements, secured by U.S. Government securities	9,083	—	—	9,083
Cash and other debt securities	20,878	—	—	20,878
	$285,718	$350	$(101)	$285,967
Amounts included in cash and cash equivalents	$ 64,049	$ 1	$ —	$ 64,050
Amounts included in short-term investments (less than one year to maturity)	205,610	330	(89)	205,851
Amounts included in short-term investments (one to two years to maturity)	16,059	19	(12)	16,066
Amounts included in restricted investments	12,442	—	—	12,442
	$298,160	$350	$(101)	$298,409

The following is a summary of operating cash and available-for-sale securities as of December 31, 2002 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
CASH AND AVAILABLE-FOR-SALE SECURITIES				
Obligations of U.S. government agencies	$110,549	$ 539	$ —	$111,088
U.S. corporate commercial paper	112,657	697	(19)	113,335
Cash and other debt securities	69,490	56	—	69,546
	$292,696	$1,292	$ (19)	$293,969
Amounts included in cash and cash equivalents	$ 34,879	$ —	$ —	$ 34,879
Amounts included in short-term investments (less than one year to maturity)	257,817	1,292	(19)	259,090
	$292,696	$1,292	$ (19)	$293,969

We determine the fair value amounts by using available market information. The gross realized losses and gains on the sale of available-for-sale debt securities during the years ended December 31, 2003 and 2002 were not material. At December 31, 2003 and 2002, the average portfolio duration was approximately one year, and the contractual maturity of any single investment did not exceed twenty-four months at December 31, 2003 and 2002. The gross unrealized gains on available-for-sale securities at December 31, 2003 and 2002 amounted to approximately $0.4 million and $1.3 million, respectively. The gross unrealized losses on available-for-sale securities at December 31, 2003 and 2002 amounted to approximately $0.1 million and less than $0.1 million, respectively.

We own common stock of Alliance Pharmaceutical Corp., which we account for as an available-for-sale long-term marketable equity security. There were no restrictions on the sale of our Alliance stock at December 31, 2003 or 2002. In 2001, our equity investment in Alliance was determined to be impaired and a loss on investment of $3.9 million was recorded. In 2002, we determined this equity investment to be other than temporarily impaired and a $0.7 million loss was recorded. At December 31, 2003, the carrying value of this investment was zero.

In November 2003, we entered into an interest rate swap agreement to limit our exposure to fluctuations in U.S. interest rates. Our interest rate swap agreement effectively converts a portion of our debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The fair value of our interest rate swap agreement was $(0.2 million) at December 31, 2003 and as such an unrealized loss of $0.2 million was recorded in the statement of operations.

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

December 31,	**2003**	2002
Laboratory and other equipment	**$ 53,061**	$ 57,783
Building and leasehold improvements	**82,733**	82,189
Land	**8,067**	7,817
Construction in-progress and other assets not placed in service	**64,884**	45,992
Property and equipment at cost	**208,745**	193,781
Less accumulated amortization and depreciation	**(59,357)**	(50,329)
Property and equipment, net	**$149,388**	$143,452

At December 31, 2003 and 2002, building and leasehold improvements included $29.6 million and $29.4 million, respectively, related to a build-to-suit lease with a real estate partnership. Accumulated depreciation of the building under lease was approximately $6.6 million and $4.3 million in the years ended December 31, 2003 and 2002, respectively. In relation to construction in-progress, interest amounting to $1.3 million was capitalized during the year ended December 31, 2001 (nil in the years ended December 31, 2003 and 2002). Construction in-progress includes assets associated with the scale-up of our commercial manufacturing operations. Depreciation expenses for the years ended December 31, 2003, 2002 and 2001 were $12.3 million, $12.6 million and $12.6 million, respectively.

Certain amounts have been expensed for plant design, engineering and validation costs based on our evaluation that it is unclear whether such costs are ultimately recoverable. These assets may become fully recoverable only if and when Exubera® is approved by the appropriate regulatory agencies

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

and commercial production commences. The total amounts expensed amount to $6.6 million, $7.3 million, and $7.6 million for the years ended December 31, 2003, 2002, and 2001, respectively. The total amount capitalized amounted to $1.4 million, $4.6 million, and $4.4 million for the years ended December 31, 2003, 2002, and 2001, respectively. As of December 31, 2003 the capitalized net book value of such assets totals $25.1 million.

NOTE 4—SIGNIFICANT COLLABORATIVE RESEARCH AND DEVELOPMENT AND PRODUCT AGREEMENTS

We perform research and development for others pursuant to feasibility agreements and collaborative development and license agreements. Under the feasibility agreements, we are generally reimbursed for the cost of work performed. Under our development and license agreements, we may be reimbursed for development costs and may also be entitled to milestone payments when and if certain development and/or regulatory milestones are achieved. We may also receive royalties on sales of commercial product. All of our research and development agreements are generally cancelable by our partners without significant financial penalty to the partner.

In July 2002, we announced a collaboration with Chiron Corporation for development of an inhaleable powdered version of PA2794, a proprietary Chiron antibiotic from a class commonly used to treat pulmonary infections. In October 2003, we announced that, at the request of Chiron, for strategic marketing reasons, we discontinued development of this product. We recognized $3.6 million and $1.6 million in revenues for the years ended December 31, 2003 and 2002, respectively, related to this collaboration.

In November 2001, we entered into a collaboration with Chiron to develop a next-generation inhaleable formulation of tobramycin for the treatment of *Pseudomonas aeruginosa* in cystic fibrosis patients and to explore the development of other inhaled antibiotics using our Pulmonary Technology. We recognized $5.8 million and $5.9 million in revenue for the years ended December 31, 2003 and 2002, respectively, related to this collaboration.

We are party to a license, manufacturing and supply agreement with Sensus Drug Development Corporation (now part of Pfizer) for the PEGylation of Somavert® (pegvisomant for injection), a human growth hormone receptor antagonist. The agreement, originally executed in April 2000, provides us with milestone payments, rights to manufacture the PEG reagent and a share of revenues. Somavert® has been approved for marketing in the U.S. and Europe for the treatment of certain patients with acromegaly. In 2003, 2002 and 2001, Somavert® accounted for approximately $4.8 million, $3.3 million, and $1.3 million, respectively, of our product sales.

We are party to a license, manufacturing and supply agreement originally executed in November 1998 with F. Hoffmann-La Roche Ltd. whereby we license to Roche the PEG reagent used in Roche's PEGASYS® product for the treatment of chronic hepatitis C. This agreement provides us with milestone payments, rights to manufacture the PEG reagent and a share of revenues related to the PEGASYS product. A subsequent agreement with Roche related to further collaborative work on PEGASYS was entered into in April 1999 to develop a PEGylated interferon alpha-2a product. PEGASYS was filed for approval with the FDA for a hepatitis C indication on May 22, 2000. In December 2002, the FDA approved the combination therapy with Pegasys and Copegus™ for the treatment of adults with chronic hepatitis C who have compensated liver disease and have not previously been treated with interferon alpha. In 2003, 2002 and 2001, Roche accounted for approximately $4.7 million, $3.4 million, and $1.2 million, respectively, of our product sales.

In January 1997, we entered into a collaborative agreement with Centeon (later Aventis-Behring) to develop a pulmonary formulation of alpha-1 proteinase inhibitor to treat patients with alpha-1 antitrypsin deficiency, or genetic emphysema. Under the terms of the collaboration, Aventis-Behring was to receive commercialization rights worldwide excluding Japan and we received an up-front signing fee, research and development funding and milestone payments. In January 2004, the agreement was terminated. Under this agreement, we recognized revenue of approximately $0.9 million, $3.5 million, and $7.8 million in 2003, 2002, and 2001, respectively.

We are party to a license, manufacturing and supply agreement with Amgen Inc., originally executed in July 1995, to supply a 20kDa PEG derivative, which is utilized in the manufacture of pegfilgrastim for Amgen's Neulasta® This product is indicated for decreasing the incidence of infection, as manifest by febrile neutropenia in patients with non-myeloid malignancies receiving myelosuppressive anti-cancer drugs. The FDA approved Neulasta® for marketing in the United States in late January 2002. Under this agreement, we recognized product sales revenue of approximately $6.2 million, $2.9 million, and $0.5 million in 2003, 2002 and 2001, respectively.

We are a party to a license, manufacturing and supply agreement for PEG CDP 870 with Celltech Group plc executed in 2000, which was subsequently assigned to Pharmacia for the rheumatoid arthritis indication. In October 2002, Pharmacia initiated Phase III clinical trials with CDP 870. In April 2003, Pfizer acquired Pharmacia and in December 2003, Pfizer announced that it will reassign rights to CDP 870 back to Celltech in early 2004. Under the agreement, we receive milestone payments, royalties on product sales and PEG manufacturing revenues if the product is commercialized, which are partially shared with Enzon. Celltech is also assessing CDP 870 in Phase III studies as a treatment for Crohn's disease. Under this agreement, we recognized product revenue of approximately $5.0 million for the year ended December 31, 2003.

We are a party to a manufacturing agreement with Schering-Plough Corporation originally executed in February 2000 in connection with the PEG reagent used in PEG-INTRON (PEG-interferon alpha) for use in the treatment of the hepatitis C virus. Under the terms of this agreement, we manufacture the PEG reagent and Schering-Plough holds an exclusive worldwide license to PEG-INTRON, the first PEGylated interferon product approved for marketing in the United States and worldwide. Under this agreement, we recognized product revenue of approximately $1.1 million for the year ended December 31, 2003.

In January 1995, we entered into a collaborative development and license agreement with Pfizer Inc. to develop inhaleable insulin (the Exubera® product) based on our Pulmonary Technology. Under the terms of the agreement, we receive funding consisting of initial fees, contract research and development funding and progress payments. Upon execution of the agreement Pfizer purchased $5.0 million of our Common Stock. In addition, in October 1996, Pfizer purchased an additional $5.0 million of our Common Stock. Pfizer has global commercialization rights for the Exubera® product while we receive royalties on sales of commercialized products. We will manufacture inhaleable insulin for, and supply pulmonary inhaler devices to Pfizer. Under this agreement we recognized revenue of approximately $55.4 million, $56.1 million, and $51.0 million in 2003, 2002 and 2001, respectively. Advanced-stage clinical studies are continuing for Exubera® for the treatment of diabetes. The determination as to when, if ever, to file an NDA with respect to Exubera® will be made by Pfizer and their partner Aventis at their discretion. In March 2004, Pfizer and Aventis announced that the European Medicines Evaluation Agency (EMEA) has accepted the filing of a marketing authorization application for Exubera®.

Costs associated with research and development activities attributable to these agreements have approximated the revenues recognized. Cost associated with product agreements are recorded as costs of goods sold.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill is as follows (in thousands):

December 31,	**2003**	2002
Beginning balance	**$130,120**	$133,856
Other purchase price adjustment	**—**	(293)
Income tax refunds related to our acquisition of Nektar AL	**—**	(3,443)
Ending balance	**$130,120**	$130,120

Effective January 1, 2002, consistent with the new business combination accounting rules, assembled workforce of $2.3 million was reclassified to goodwill and is subject to the same annual impairment assessment.

The components of our other intangible assets at December 31, 2003, are as follows (in thousands, except for years):

	Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net
Core technology	5	$ 8,100	$ 4,050	$ 4,050
Developed product technology	5	2,900	1,450	1,450
Intellectual property	5–7	7,301	4,221	3,080
Supplier and customer relations	5	5,140	2,757	2,383
Total		$23,441	$12,478	$10,963

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONT.)

Amortization expense related to other intangible assets totaled $4.5 million for each of the years ended December 31, 2003 and 2002 and $3.0 million for the year ended December 31, 2001. The following table shows expected future amortization expense for other intangible assets until they are fully amortized (in thousands):

Years Ending December 31,	
2004	$ 4,507
2005	4,507
2006	1,949
Total	$10,963

NOTE 6—ACQUISITIONS

In June 2001, we completed the acquisition of Shearwater and paid a total consideration of $192.2 million in cash and stock (including assumption of outstanding options to acquire Shearwater common stock) for a 100% interest in Shearwater. The acquisition was accounted for under the purchase method of accounting and the results of Shearwater's operations from the date of acquisition have been included in the consolidated statement of operations. In connection with the acquisition, we recorded goodwill and other intangible assets of approximately $94.6 million and recorded an $83.6 million purchased in-process research and development charge. At the date of the acquisition, we concluded that the IPR&D technology had no alternative future use and did not qualify for capitalization. The cost to acquire Shearwater has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. Shearwater Corporation was renamed Nektar Therapeutics AL, Corporation in January 2003.

In January 2001, we acquired all of the outstanding share capital of Bradford Particle Design in exchange for approximately 3.75 million newly issued shares of our common stock and approximately $20.4 million in cash for a total consideration of $152.1 million. The acquisition was accounted for under the purchase method of accounting and the results of Bradford Particle Design's operations from the date of acquisition have been included in the consolidated statement of operations. In connection with the acquisition, we recorded goodwill and other intangible assets of approximately $80.1 million and recorded a $62.7 million purchased in-process research and development charge. At the date of the acquisition, we concluded that the IPR&D technology had no alternative future use and did not qualify for capitalization. The cost to acquire Bradford has been allocated to the assets acquired and liabilities assumed according to their respective fair values, with the excess purchase price being allocated to goodwill. Bradford Particle Design was renamed Nektar Therapeutics UK, Limited in January 2003.

IPR&D represents that portion of the purchase price of an acquisition related to the research and development activities which: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. During the year ended December 31, 2001, we recognized a total purchased IPR&D charge of approximately $146.3 million upon consummation of both acquisitions.

NOTE 7—DEPOSITS AND OTHER ASSETS

Deposits and other assets consist of the following (in thousands) at:

December 31,	**2003**	2002
Debt issuance costs, net	**$6,759**	$5,945
Deposits and other assets	**618**	662
Total deposits and other assets	**$7,377**	$6,607

Debt issuance costs are associated with our outstanding series of convertible subordinated debentures and notes (See Note 8) and are amortized over the term of the related debt.

NOTE 8—CONVERTIBLE SUBORDINATED NOTES AND DEBENTURES

In June 2003 and July 2003, we received approximately $96.4 million and $9.7 million, respectively, in net proceeds from the issuance of $110.0 million aggregate principal amount of 3% convertible subordinated notes due June 2010 to certain qualified institutional buyers. Interest on the notes accrues at a rate of 3.0% per year. The notes will mature in June 2010 and are convertible into shares of our common stock at an initial conversion price of $11.35 per share, subject to adjustment under certain circumstances. The notes are redeemable in part or in total at any time before June 30, 2006 at a redemption price of $1,000 per $1,000 principal amount plus a provisional redemption exchange premium, payable in cash or shares of common stock, of $90.00 per $1,000 principal amount less the amount of any interest actually paid on such notes prior to the provisional redemption date, if the closing price of our common stock has exceeded 150% of the conversion price in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice. The notes are also redeemable in part or in total at any time after June 30, 2006 by paying certain premiums on the notes based on the date of redemption. Interest on the notes is payable semi-annually on June 30 and December 30. In addition, we have purchased and pledged a portfolio of U.S. treasury securities as security for the notes in an amount sufficient to pay the first six scheduled interest payments due on the notes. Other than such security, the notes are unsecured obligations, which rank junior in right of payment to all of our existing and future senior debt.

Also in June 2003, we entered into privately negotiated agreements with certain holders of our outstanding 3.5% convertible subordinated notes due in October 2007, for the repurchase of $20.5 million aggregate principal amount of the outstanding notes in exchange for cash payments of approximately $16.2 million. In connection with this repurchase, we recorded a gain of approximately $4.3 million for the early extinguishment of debt.

In October 2003, in a limited number of privately negotiated transactions, certain holders of our outstanding 3.5% convertible subordinated notes due October 2007 exchanged and cancelled approximately $87.9 million in aggregate principal amount of the 3.5% notes, for the issuance of approximately $59.3 million in aggregate principal amount of newly issued 3% convertible subordinated notes due June 2010. The notes due June 2010 issued in the exchanges bear interest at a rate of 3% per annum and will mature in June 2010. The notes due June 2010 are convertible into shares of our common stock at the rate of approximately 88.1057 shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of $11.35 per share. The notes due June 2010 are redeemable in part or in total at any time before June 30, 2006 at a redemption price of $1,000 per $1,000 principal amount plus a provisional redemption exchange premium, payable in cash or shares of common stock, of $90.00 per $1,000 principal amount less the amount of any interest actually paid on such notes prior to the provisional redemption date, if the closing price of our common stock has exceeded 150% of the conversion price in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice. The notes due June 2010 are also redeemable in part or in total at any time after June 30, 2006 by paying certain premiums on the notes based on the date of redemption. Interest on the notes due June 2010 is payable semi-annually on June 30 and December 30. Except pursuant to a limited pledge of collateral equal to the initial six payments of interest on the notes, the notes due June 2010 are subordinated to all of our present and future senior debt.

At December 31, 2003, $121.6 million of 3.5% convertible subordinated notes due October 2007 remained outstanding. At December 31, 2003, $169.3 million of 3% convertible subordinated notes due June 2010 remained outstanding. In addition, as of December 31, 2003, $61.4 million of 5% convertible subordinated notes due February 2007 and $7.7 million of 6.75% convertible subordinated notes due October 2006 remained outstanding.

Costs relating to the issuances of these notes and debentures are recorded as long-term assets and are amortized over the term of the debt. As of December 31, 2003 and 2002, we had approximately $360.0 and $299.1 million in outstanding convertible subordinated notes and debentures with a fair market value of approximately $406.6 million and $168.4 million, respectively. The fair market was obtained through quoted market prices.

For the year ended December 31, 2003, gain on debt extinguishment totaled $31.2 million. Gain on debt extinguishment included a $4.3 million gain from the repurchase of $20.5 million of 3.5% convertible subordinated notes due October 2007 for $16.2 million during the second quarter of 2003. Gain on debt extinguishment also included a $7.7 million gain recorded in the fourth quarter of 2003 from the exchange of $87.9 million of 3.5% convertible subordinated notes due October 2007 for the issuance of $59.3 million of newly issued 3% convertible subordinated notes due June 2010.

The following table summarizes all classes of convertible debt outstanding as of December 31, 2003:

Issuance Date	Due Date	Interest Rate	Principal Amount	Conversion Price[1]
October 1999	October 2006	6.75%	$ 7.7 million	$16.01
February 2000	February 2007	5.00%	$ 61.4 million	$38.36
October 2000	October 2007	3.50%	$121.6 million	$50.46
June 2003	June 2010	3.00%	$110.0 million	$11.35
October 2003	June 2010	3.00%	$ 59.3 million	$11.35
Total Principal Amount			$360.0 million	

(1) Provisional redemption provisions apply to all issuances except for the October 1999 issuance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

NOTE 9—COMMITMENTS, LONG-TERM DEBT AND TENANT IMPROVEMENT LOANS

Operating Leases We lease our office and laboratory facilities under several arrangements expiring through the year 2016. Rent expense was approximately $2.5 million, $3.1 million and $2.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

We paid $0.3 million each in 2003 and 2002 as rent for a facility in Alabama to Shearwater Polymers, LLC, of which J. Milton Harris is a member. J. Milton Harris is one of our executive officers. The rent reflects the fair market rate in the geographic area.

Future non-cancelable commitments under operating leases as of December 31, 2003 are as follows (in thousands):

Years Ending December 31,	
2004	$ 3,116
2005	3,037
2006	3,040
2007	3,046
2008	3,097
2009 and thereafter	10,140
Total minimum payments required	$25,476

Tenant Improvement Loans In November 1997, we received from the landlord of our facility in San Carlos, California a loan of $5.0 million to fund a portion of the cost of improvements made to the facility. The loan bears interest at 9.46% per annum, and principal and interest payments are payable monthly over the ten-year loan term with a balloon payment of $4.5 million due in November 2007. In October 2002, we renegotiated the terms of this loan. As a result, we made a $1.5 million principal payment and reduced the interest rate by 1.5%. In October 2003, we made an additional $1.9 million principal payment. The loan now bears an interest rate of 7.96% per annum, and principal and interest payments are payable monthly over the original ten-year loan term with a balloon payment of $1.4 million due in November 2007.

During 2003, we drew a total of $5.8 million on a line of credit to fund the cost of improvements made to our Church Street facility in Alabama. This line of credit is secured by the facility, which as of December 31, 2003 has a net carrying value of $6.1 million. This line of credit had a variable rate of interest tied to the LIBOR index. In November 2003, we entered into an interest rate swap agreement to limit our exposure to fluctuations in U.S. interest rates. Our interest rate swap agreement effectively converts a portion of our debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The swap is designated a cash flow hedge. Under the terms of our swap arrangement, we will pay an initial effective interest rate of 5.17%. This rate is variable based on changes in the LIBOR index, but only to a maximum of 7.05%.

This swap has been accounted for as a derivative subject to SFAS No. 133, *Accounting for Derivatives and Hedging Activity*. Because there is still potential variability in our effective interest rate, this specific swap arrangement is not an effective hedge. Accordingly, a liability and interest expense of $0.2 million was made to record the fair value of this derivative at December 31, 2003. We estimated the fair value of the derivative based on pricing models using current market rates. The fair value will be adjusted on a quarterly basis, with an increase in interest rates generally resulting in a reduction in the liability and a decrease to interest expense and a decrease in interest rates generally resulting in an increase to the liability and an increase in interest expense. Upon maturity of the loan, any remaining liability will be reversed.

The loan is subject to certain financial covenants with regard to our Nektar, AL subsidiary, all of which were fully complied with as of December 31, 2003.

Future non-cancelable principal payments under these tenant improvement loans as of December 31, 2003 are as follows (in thousands):

Years Ending December 31,	
2004	$ 691
2005	677
2006	662
2007	1,991
2008	512
2009 and thereafter	4,805
Total minimum payments required	9,338
Less amount representing interest(1)	2,151
Present value of future payments	7,187
Less current portion	234
Non-current portion	$6,953

(1) Assumes current rate on Huntsville, AL tenant improvement loan remains at 5.17% over the entire term of the loan.

Real Estate Capital Leases In October 2000, we entered into a build-to-suit lease transaction with a real estate partnership to finance and manage construction of our San Carlos research and office facility. We contributed land and existing construction in-progress to the real estate partnership and lease the research and office facility for a period of 16 years through 2016. In addition, all costs related to the construction paid by us prior to the October transaction were reimbursed to us. Due to our continuing involvement in the real estate partnership and other provisions of the agreement, the real estate partnership is consolidated in our financial statements as a capital lease obligation.

The Church Street facility leased by our Alabama subsidiary is owned by Shearwater Polymers, LLC. We paid $0.3 million each in 2003 and 2002 as rent for the Church Street facility to Shearwater Polymers, LLC, of which J. Milton Harris is a member. Future obligations for this operating lease are included in the operating lease table above. J. Milton Harris is one of our executive officers. Shearwater Polymers, LLC is 4% owned by Nektar AL with the remaining 96% owned by J. Milton Harris. Nektar AL and Dr. Harris have jointly guaranteed the lease on the Nektar AL facility. We have fully consolidated this entity in our consolidated financial statements as of December 31, 2003. As of December 31, 2003, principal remaining on this loan was $1.8 million. The loan bears interest of 7.22% through May 2009, with a balloon payment of $1.1 million in June 2009 and is secured by the Church Street facility in Alabama.

The loan is subject to certain financial covenants with regard to Shearwater Polymers, LLC, all of which were fully complied with as of December 31, 2003.

The total committed future minimum lease payments under the terms of these capital lease agreements are as follows (in thousands):

Years Ending December 31,	
2004	$ 5,976
2005	6,091
2006	6,208
2007	6,327
2008	6,449
2009 and thereafter	53,760
Total minimum payments required	84,811
Less amount representing interest	38,108
Present value of future payments	46,703
Less current portion	1,341
Non-current portion	$45,362

We have recorded a total liability of $31.2 million and $32.9 million relating to this built-to-suit lease as of December 31, 2003 and 2002, respectively, which represents the present value of future minimum payments for the construction completed net of payments on the lease.

Other Contingent Liabilities We have recorded a long-term liability of $4.8 million for cash received during the year ended December 31, 2003 in connection with a non-interest bearing loan from Pfizer. This loan is contingently payable only upon commercial launch of Exubera®.

NOTE 10—COMMITMENTS AND CONTINGENCIES

From time to time, we may be involved in other lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. In accordance with SFAS No. 5, *Accounting for Contingencies*, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us, as well as adequate provisions for any probable and estimable losses. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period. We believe that, given our current liquidity and cash and investment balances, even if we receive an adverse judgment with respect to litigation to which we are currently a party, such judgment would not have a material impact on cash and investments or liquidity.

The following is a summary of our agreements that we have determined are within the scope of FIN No. 45. The guarantees below are not subject to the initial recognition and measurement provisions of FIN No. 45 and accordingly, we have not recorded any liability for these agreements as of December 31, 2003, except as noted below.

Guarantee of Loan on Nektar, AL Facility The Church Street facility leased by our Alabama subsidiary is owned by Shearwater Polymers, LLC. We paid $0.3 million each in 2003 and 2002 as rent for a facility in Alabama to Shearwater Polymers, LLC, of which J. Milton Harris is a member. J. Milton Harris is one of our executive officers. Shearwater Polymers, LLC is 4% owned by Nektar, AL with the remaining 96% owned by J. Milton Harris. Both Nektar AL and Dr. Harris have jointly guaranteed the lease on the Nektar, AL facility. We have fully consolidated this entity in our consolidated financial statements as of December 31, 2003. As of December 31, 2003, principal remaining on this loan was $1.8 million. The loan bears interest of 7.22% through May 2009, with a balloon payment of $1.1 million in June 2009 and is secured by the Church Street facility in Alabama which as of December 31, 2003 has a net carrying value of $2.4 million. Our maximum exposure to loss with respect to Shearwater Polymers, LLC, at December 31, 2003 is the outstanding capital lease obligation of $1.8 million.

Director and Officer Indemnifications As permitted under Delaware law, we have agreements whereby we indemnify our

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that may limit our exposure and may enable us to recover a portion of any future amounts paid. Assuming the applicability of this coverage, the willingness of the insurer to assume coverage and subject to certain retention, loss limits and other policy provisions, we believe any obligations to our directors and officers are not material. However, no assurances can be given that the covering insurers will not attempt to dispute the validity, applicability or amount of coverage without expensive litigation against these insurers, in which case we may incur substantial liabilities as a result of these indemnification obligations.

Lease Restoration We have several operating leases for our facilities in multiple locations. In the event that we do not exercise our option to extend the term of the lease, we guarantee certain costs to restore the property to certain conditions in place at the time of lease. We believe the estimated fair value of this guarantee is minimal.

Strategic Alliance—Enzon In January 2002, we announced a broad strategic alliance with Enzon Pharmaceuticals, Inc that included a collaboration to develop three products using our Nektar Advanced PEGylation Technology. Under the terms of the agreement, we are responsible for the development of drug formulations for the agreed upon pharmaceutical agents. We are required to self-fund a portion of these costs. As of December 31, 2003, we are required to fund $12.3 million in the coming years without reimbursement for research and development expenses. To date these costs have been included in our research and development expenses. After our funding requirement has been met, Enzon will provide research and development funding as well as milestone payments as the program progresses through clinical testing.

Manufacturing and Supply Agreement with Contract Manufacturers In August 2000, we entered into a Manufacturing and Supply Agreement with our contract manufacturers to provide for the manufacturing of our pulmonary inhaler device for Exubera®. Under the terms of the Agreement, we may be obligated to reimburse the contract manufacturers for the actual unamortized and unrecovered portion of any equipment procured or facilities established and the interest accrued for their capital overlay in the event that Exubera® does not gain FDA approval to the extent that the contract manufacturers cannot re-deploy the assets. While such payments may be significant, at the present time, it is not possible to estimate the loss that will occur should Exubera® not be approved. We have also agreed to defend, indemnify and hold harmless the contract manufacturers from and against third party liability arising out of the agreement, including product liability and infringement of intellectual property. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities.

Security Agreement with Pfizer, Inc. In connection with the Collaboration, Development and License Agreement ("CDLA") dated January 18, 1995 that we entered into with Pfizer, Inc., for the development of the Exubera® product, we entered into a Security Agreement pursuant to which our obligations under the CDLA and certain Manufacturing and Supply Agreements related to the manufacture and supply of powdered insulin and pulmonary inhaler devices for the delivery of powdered insulin, are secured. Our default under any of these agreements triggers Pfizer's rights with respect to property relating solely to, or used or which will be used solely in connection with, the development, manufacture, use and sale of Exubera® including proceeds from the sale or other disposition of the property.

Collaboration Agreements for Pulmonary Products As part of our collaboration agreements with our partners for the development, manufacture and supply of products based on our Pulmonary Technology, we generally agree to defend, indemnify and hold harmless our partners from and against third party liabilities arising out of the agreement, including product liability and infringement of intellectual property. The term of these indemnification obligations is generally perpetual any time after execution of the agreement. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities.

License, Manufacturing and Supply Agreements for Products Based on our Advanced PEGylation Technology As part of our license, manufacturing and supply agreements with our partners for the development and/or manufacture and supply of PEG reagents based on our Advanced PEGylation Technology, we generally agree to defend, indemnify and hold harmless our partners from and against third party liabilities arising out of the agreement, including product liability and infringement of intellectual property. The term of these indemnification obligations is generally perpetual any time after execution of the agreement. There is no limitation on the potential amount of future payments we could be required to make under these indemnification obligations. We have never incurred costs to defend lawsuits or settle claims related to these indemnification obligations. If any of our indemnification obligations is triggered, we may incur substantial liabilities.

NOTE 11—STOCKHOLDERS' EQUITY

Preferred Stock We have authorized 10,000,000 shares of Preferred Stock, each share having a par value of $0.0001. Three million one hundred thousand (3,100,000) shares of Preferred Stock are designated Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") and forty thousand (40,000) shares of Preferred Stock are designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock").

Series A Preferred Stock On June 1, 2001 the Board of Directors approved the adoption of a Share Purchase Rights Plan (the "Plan"). Terms of the Plan provide for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of our Common Stock (the "Common Shares"). The Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by our Board of Directors. The dividend distribution was payable on June 22, 2001 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock at a price of $225.00 per one one-hundredth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. Each one one-hundredth of a share of Series A Preferred Stock has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share.

The Rights are not exercisable until the Distribution Date (as defined in the Certificate of Designation for the Series A Preferred Stock). The Rights will expire on June 1, 2011, unless the Rights are earlier redeemed or exchanged by us. Each share of Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred Stock would be entitled to a minimum preferential liquidation payment of $100 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Common Share. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount of consideration received per Common Share. Because of the nature of the Series A Preferred Stock dividend and liquidation rights, the value of one one-hundredth of a share of Series A Preferred Stock should approximate the value of one Common Share. The Series A Preferred Stock ranks junior to the Series B Preferred Stock and would rank junior to any other series of preferred stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

Series B Convertible Preferred Stock In connection with a strategic alliance with Enzon Pharmaceuticals, Inc., we entered into a Preferred Stock Purchase Agreement pursuant to which we sold to Enzon and Enzon purchased from us forty thousand (40,000) shares of non-voting Series B Preferred Stock at a purchase price of one thousand dollars ($1,000) per share for an aggregate purchase price of forty million dollars ($40,000,000). A Certificate of Designation filed with the Secretary of State of Delaware sets forth the rights, privileges and preferences of the Series B Preferred Stock. Pursuant to the Certificate of Designation, the Series B Preferred Stock does not have voting rights. The Series B Preferred Stock is convertible, in whole or in part, into that number of shares of our Common Stock (the "Conversion Shares") equal to the quotient of $1,000 per share divided by the Conversion Price. The "Conversion Price" shall initially be equal to $22.79 per share or 125% of the Closing Price and at no time can the Preferred Stock convert into shares of Common Stock at a discount to the Closing Price. The "Closing Price" equals $18.23 per share and was based upon the average of our closing bid prices as listed on the NASDAQ National Market for the twenty (20) trading days preceding the date of the closing of the transaction.

The Series B Preferred Stock is convertible at the option of the holder after the first anniversary of the original issuance of the Series B Preferred Stock (the "Original Issue Date") or, if earlier, upon a Change in Control (as defined in the Certificate of Designation). Except with respect to an automatic conversion as described below, the Conversion Price shall be equal to 125% of the Closing Price until the third anniversary of the Original Issue Date. Upon the third anniversary of the Original Issue Date, the Conversion Price shall be adjusted to be equal to either (i) the Closing Price, in the event that the average of the closing bid prices of our Common Stock as quoted on the NASDAQ National Market for the twenty (20) trading days preceding the third anniversary of the original issuance (the "Future Price") is less than or equal to the Closing Price; (ii) the Future Price (as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONT.)

defined above) if the Future Price is greater than the Closing Price but less than 125% of the Closing Price; or (iii) 125% of the Closing Price if the Future Price is equal to or greater than 125% of the Closing Price.

To the extent not previously converted, the Series B Preferred Stock will automatically convert into shares of our Common Stock, based on the then effective Conversion Price, upon the earliest of (i) the fourth anniversary of the Original Issue Date; (ii) immediately prior to an Asset Transfer or Acquisition (as defined in the Certificate of Designation); or (iii) with the consent of the holders of a majority of the then outstanding Series B Preferred Stock immediately prior to a liquidation, dissolution or winding up of Nektar. In the event of an automatic conversion pursuant to an asset transfer, acquisition or liquidation, the adjustment mechanism described above will be applied immediately prior to the automatic conversion.

In the event of our liquidation, dissolution or winding down, either voluntary or involuntary, following the payment of any distributions due the holders of any class of capital stock or series of preferred stock that ranks senior to the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of our assets or surplus funds to the holders of our Common Stock or any class of capital stock or series of preferred stock that does not rank senior to or on parity with the Series B Preferred Stock, an amount per share (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to the Series B Preferred Stock) equal to up to $1,000. As of December 31, 2003, 40,000 shares of Series B Preferred Stock were outstanding.

Employee Stock Purchase Plan In February 1994, our Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"). Under the Purchase Plan, 300,000 shares of Common Stock have been reserved for purchase by our employees pursuant to section 423(b) of the Internal Revenue Code of 1986. In May 2002, we amended and restated the Purchase Plan to increase the number of shares of Common Stock authorized for issuance under the Purchase Plan from a total of 300,000 shares to a total of 800,000 shares. Our stockholders approved this amendment in June 2002. As of December 31, 2003, 140,000 of Common Stock have been issued under the Purchase Plan.

Stock Option Plans The following table summarizes information, as of December 31, 2003, with respect to shares of our Common Stock that may be issued under our existing equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	5,044,891	$15.70	1,639,890[2]
Equity compensation plans not approved by security holders	9,252,251	$18.15	2,706,906
Total	14,297,142	$17.29	4,346,796

(1) Does not include options to purchase 62,317 shares assumed in connection with the acquisition of Bradford Particle Design Ltd (with a weighted-average exercise price of $7.46 per share) and options to purchase 593,875 shares we assumed in connection with the acquisition of Shearwater Corporation (with a weighted-average exercise price of $0.03 per share).

(2) Includes 660,000 shares of common stock available for future issuance under our Employee Stock Purchase Plan as of December 31, 2003. Eligible participants purchased an aggregate amount of 140,000 shares under the Employee Stock Purchase Plan in fiscal year 2003.

2000 Equity Incentive Plan Our 1994 Equity Incentive Plan was adopted by the Board of Directors on February 10, 1994 and was amended and restated in its entirety and renamed the "2000 Equity Incentive Plan" on April 19, 2000. The purpose of the 2000 Equity Incentive Plan is to attract and retain qualified personnel, to provide additional incentives to our employees, officers, consultants and employee directors and to promote the success of our business. Pursuant to the 2000 Equity Incentive Plan, we may grant or issue incentive stock options to employees and officers and non-qualified stock options, rights to acquire restricted stock and stock bonuses to consultants, employees, officers and employee directors. Options granted to non-employees are recorded at fair value based on the fair value measurement criteria of FAS 123.

The maximum term of a stock option under the 2000 Equity Incentive Plan is ten years, but if the optionee at the time of grant has voting power of more than 10% of our outstanding capital stock, the maximum term of an incentive stock option is five years. The exercise price of incentive stock options granted under the 2000 Equity Incentive Plan must be at least equal to 100% (or 110% with respect to holders of more than 10% of the voting power of our outstanding capital stock) of the fair market value of the stock subject to the option on the date of the grant. The exercise price of non-qualified stock options, and the purchase price of rights to acquire restricted stock, granted under the 2000 Equity Incentive Plan are determined by the Board of Directors.

The Board may amend the 2000 Equity Incentive Plan at any time, although certain amendments would require stockholder approval. The 2000 Equity Incentive Plan will terminate on February 9, 2010 unless earlier terminated by the Board.

Non-Employee Directors' Stock Option Plan On February 10, 1994, our Board of Directors adopted the Non-Employee Directors' Stock Option Plan under which options to purchase up to 400,000 shares of our Common Stock at the then fair market value may be granted to our non-employee directors.

2000 Non-Officer Equity Incentive Plan Our 1998 Non-Officer Equity Incentive Plan was adopted by the Board of Directors on August 18, 1998 and was amended and restated in its entirety and renamed the "2000 Non-officer Equity Incentive Plan" on June 6, 2000 (the "2000 Plan"). The purpose of the 2000 Plan is to attract and retain qualified personnel, to provide additional incentives to employees and consultants and to promote the success of our business. Pursuant to the 2000 plan, we may grant or issue non-qualified stock options, rights to acquire restricted stock and stock bonuses to employees and consultants who are neither Officers nor Directors of Nektar.

The maximum term of a stock option under the 2000 Plan is ten years. The exercise price of stock options, and the purchase price of restricted stock granted under the 2000 Plan are determined by the Board of Directors. The Board of Directors may amend the 2000 Non-officer Equity Incentive Plan at any time, subject to the requirements of the NASDAQ market.

On January 25, 2002, we offered to certain employees (officers and directors were excluded) the ability to exchange certain options ("Eligible Options") to purchase shares of our Common Stock granted prior to July 24, 2001 with exercise prices greater than or equal to $25.00 per share for replacement options to purchase shares of our Common Stock to be granted under the 2000 Plan. We conducted the exchange with respect to the Eligible Options on a one-for-two (1:2) basis. If an employee accepted this offer with respect to any Eligible Option, such employee also was obligated to exchange all options to acquire our Common Stock granted to such employee on or after July 24, 2001 (the "Mandatory Exchange Options"). We conducted the exchange with respect to Mandatory Exchange Options on a one-for-one (1:1) basis. A total of 90 employees participated in the exchange offer, exchanging 1,217,500 Eligible Options and 78,170 Mandatory Exchange Options to purchase shares of our Common Stock. We issued Replacement Options to purchase 686,920 shares of Common Stock on August 26, 2002 at an exercise price equal to the closing price of our Common Stock as reported on the NASDAQ National Market on the last market trading day prior to the date of grant ($7.31).

A summary of activity under the 2000 Equity Incentive Plan, the Non-Employee Directors' Stock Option Plan and the 2000 Non-Officer Equity Incentive Plan is as follows (in thousands, except for per share information):

	Options Outstanding		Weighted-Average
	Number of Shares	Exercise Price Per Share	Exercise Price Per Share
Balance at January 1, 2001	10,936	$ 0.01–61.63	$ 19.79
Options granted	5,335	0.032–50.50	21.32
Options exercised	(855)	0.005–21.55	6.20
Options canceled	(744)	0.005–60.50	23.82
Balance at December 31, 2001	14,672	0.005–61.63	20.96
Options granted	3,232	4.13–18.55	8.93
Options exercised	(198)	0.005–14.13	2.23
Options canceled	(2,964)	0.01–61.63	27.62
Balance at December 31, 2002	14,742	0.005–61.63	17.20
Options granted	1,631	4.46–14.63	8.75
Options exercised	(362)	0.005–14.63	5.42
Options canceled	(1,058)	0.11–57.03	16.74
Balance at December 31, 2003	**14,953**	**$0.005–61.63**	**$16.57**

At December 31, 2003, 2002 and 2001, options were exercisable to purchase 9.2 million, 7.5 million and 5.6 million shares at weighted-average exercise prices of $16.52, $15.76 and $14.57 per share, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONT.)

Weighted-average fair value of options granted during the years ended December 31, 2003, 2002 and 2001, was $5.44, $5.56 and $25.62, respectively. The following table provides information regarding our stock option plans as of December 31, 2003 (in thousands, except per share information):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in Years)	Number	Weighted-Average Exercise Price Per Share
$ 0.01– 0.01	148	$0.01	5.5	127	$0.01
0.01– 0.01	1	0.01	6.8	1	0.01
0.03– 0.03	566	0.03	7.3	567	0.03
1.39– 1.39	34	1.39	0.1	34	1.39
2.78– 4.13	133	3.22	1.0	133	3.22
4.46– 6.66	1,293	5.47	6.9	499	5.21
6.71– 9.89	2,904	8.08	7.2	1,340	8.23
10.13–15.16	3,629	13.50	5.7	2,661	13.75
15.21–22.31	1,389	16.91	6.0	930	16.67
23.00–34.50	3,965	27.14	6.5	2,374	27.06
34.56–51.25	855	40.30	6.3	502	40.25
52.13–61.63	36	54.21	5.9	20	54.53
$ 0.01–61.63	14,953	16.57	6.4	9,187	16.52

Warrants At December 31, 2003, we had warrants outstanding to purchase a total of 56,000 shares of our common stock. In 2000, we issued warrants to purchase a total of 16,000 shares of common stock. These warrants bear an exercise price of $45.88 per share and expire after 10 years. We have issued additional warrants to purchase a total of 40,000 shares of common stock that were issued in 1996. These warrants expire after ten years and bear an exercise price of $6.56 per share. No warrants were issued or exercised during the years ended December 31, 2003 and December 31, 2002.

Stock Issued to Non-Employees In 2003 and 2002, we did not issue options to consultants below market price. In 2001, we granted 7,000 options to consultants with exercise prices below the market price of the stock on the grant date.

In 2002, we issued Common Stock to AFAC Equity, L.P., an affiliated partnership of McKinsey Corporation, a consulting firm, in exchange for services rendered by McKinsey. For the year ended December 31, 2002, we recorded approximately $1.0 million in value of the services totaling 140,059 of Common Stock shares.

Options granted to consultants are recorded according the fair value method over the vesting period. For the year ended December 31, 2003, 2002, and 2001, we have recorded compensation costs of $0.2 million, $0.3 million and $0.6 million, respectively.

Deferred Compensation Deferred compensation during the years ended December 31, 2003, 2002, and 2001 was immaterial. This amount represents the difference between the exercise price and the fair market value of our common stock on the date of grant for certain of our employee stock options granted in prior periods and is being amortized to expense over the five-year vesting period of the options.

401(k) Plan We sponsor a 401(k) retirement plan whereby eligible employees may elect to contribute up to the lesser of 60% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) plan permits us to make matching contributions on behalf of all participants. Currently, we match the lesser of 75% of year to date participant contributions or 3% of eligible wages. The match vests ratably over the first three years of employment, such that after three years of employment, all matching is fully vested. Beginning in 2002, the matching contribution is in the form of shares of our common stock. We issued approximately 142,000 and 121,000 shares of our common stock in connection with the match in 2003 and 2002, respectively. Shares reserved for issuance related to matching contributions as of December 31, 2003 was approximately 38,000 shares. In 2001, the match was in the form of cash provided to the 401(k) administrator who then purchased shares of Nektar stock on the open market on behalf of participants. We expensed approximately $1.2 million, $1.0 million and $1.0 million related to the stock match for the years ended December 31, 2003, 2002, and 2001, respectively.

Reserved Shares At December 31, 2003, we have reserved shares of Common Stock for issuance as follows (in thousands):

Warrants to purchase Common Stock	56
Employee purchase plan	660
Convertible preferred stock	1,755
Convertible subordinated notes and debentures	19,106
Stock options	14,953
Shares reserved for retirement plans	38
Total	36,568

NOTE 12—INCOME TAXES

For financial reporting purposes, "Loss before provision for income taxes," include the following components (in thousands):

	2003	2002	2001
	(restated)		
Domestic	**$(58,983)**	$ (99,884)	$(246,348)
Foreign	**(6,738)**	(7,584)	(3,660)
Total	**$(65,721)**	$(107,468)	$(250,008)

As of December 31, 2003, we had a net operating loss carryforward for federal income tax purposes of approximately $349.5 million, which expires beginning in the year 2006. We had a state net operating loss carryforward of approximately $33.2 million, which expires beginning in 2004. We had a foreign net operating loss carryforward of approximately $12.6 million, which has an unlimited carryforward period.

Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

The provision for income taxes consists of the following (in thousands):

	2003	2002	2001
Current:			
Federal	**$ —**	$ —	$ —
State	**169**	—	—
Foreign	**—**	—	—
Total Current	**$169**	$ —	$ —

Income tax expense (benefit) related to continuing operations differs from the amounts computed by applying the statutory income tax rate of 34% to pretax loss as follows (in thousands):

	2003	2002	2001
	(restated)		
U.S. federal taxes (benefit)			
At statutory rate	**$(22,345)**	$(36,539)	$(85,003)
State taxes	**169**	—	—
Net operating losses not benefited	**20,674**	34,039	26,608
Investment impairment and non-deductible amortization	**1,434**	2,209	8,667
Non-deductible in-process research charge	—	—	49,728
Other	**237**	291	—
Total	**$ 169**	$ —	$ —

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets for federal and state income taxes are as follows (in thousands):

December 31,	**2003**	2002
	(restated)	
Deferred tax assets:		
Net operating loss carryforwards	**$ 125,300**	$ 105,900
Research and other credits	**11,600**	9,100
Capitalized research expenses	**15,300**	13,500
Deferred revenue	**7,900**	7,800
Depreciation	**5,100**	5,100
Other	**16,600**	12,200
Total deferred tax assets	**181,800**	153,600
Valuation allowance for deferred tax assets	**(181,800)**	(153,600)
Net deferred tax assets	**$ —**	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of our lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $28.2 million and $40.7 million during the years ended December 31, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

NOTE 13—STATEMENT OF CASH FLOWS DATA

Years Ended December 31,	2003	2002	2001
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION (IN THOUSANDS):			
Interest paid	$21,444	$16,836	$ 15,602
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES (IN THOUSANDS):			
Net reduction in convertible subordinated notes due to exchange of 3.5% notes for 3% notes	$28,700	$ —	$ —
Deferred compensation related to the issuance of stock options	$ —	$ (135)	$ (23)
Issuance of Common Stock in connection with acquisitions	$ —	$ —	$ 239,816
NON-CASH DISCLOSURE RELATED TO CONSOLIDATION OF SHEARWATER POLYMERS, LLC			
Tangible assets primarily property and equipment	$ 2,362	$ —	$ —
Capital lease obligation	$ 2,402	$ —	$ —
NON-CASH DISCLOSURE RELATED TO ACQUISITION OF BRADFORD PARTICLE DESIGN (IN THOUSANDS):			
Tangible assets acquired, net of cash	$ —	$ —	$ 2,100
Acquired in-process research and development	—	—	62,660
Goodwill and other intangible assets acquired	—	—	80,108
Acquisition costs incurred	—	—	(4,000)
Liabilities assumed	—	—	(487)
Common Stock and options issued	—	—	(125,576)
Cash paid for acquisition of Bradford Particle Design (net of cash received)	$ —	$ —	$ 14,805
NON-CASH DISCLOSURE RELATED TO ACQUISITION OF SHEARWATER CORPORATION (IN THOUSANDS):			
Tangible assets acquired, net of cash	$ —	$ —	$ 15,212
Acquired in-process research and development	—	—	83,600
Goodwill and other intangible assets acquired	—	—	94,619
Acquisition costs incurred	—	—	(5,417)
Liabilities assumed	—	—	(6,528)
Common Stock and options issued	—	—	(114,240)
Cash paid for acquisition of Shearwater Corporation (net of cash received)	$ —	$ —	$ 67,246

NOTE 14—RELATED PARTY TRANSACTIONS

We paid $0.3 million each in 2003 and 2002 as rent for a facility in Alabama to Shearwater Polymers, LLC, of which J. Milton Harris is a member. J. Milton Harris is one of our executive officers.

In 2003 and 2002, we paid $0.5 million and $0.7 million, respectively, for legal services rendered by Alston & Bird LLP of which Paul F. Pedigo, Esq. is a Partner. Mr. Pedigo is a relative by marriage of J. Milton Harris, one of our executive officers. We believe this amount is materially representative of fair value for the services rendered.

NOTE 15—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth certain unaudited quarterly financial data for the eight quarters ended December 31, 2003. In our opinion, the unaudited information set forth below has been prepared on the same basis as the audited information and includes all adjustments necessary to present fairly the information set forth herein. The operating results for any quarter are not indicative of results for any future period. All data is in thousands except per share information.

	Fiscal Year 2003				Fiscal Year 2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Contract research revenue	$ 18,393	$ 21,210	$ 19,624	$ 19,735	$ 21,301	$ 18,828	$ 18,800	$ 17,451
Product sales	$ 7,135	$ 6,538	$ 7,733	$ 5,889	$ 5,445	$ 3,423	$ 4,418	$ 5,179
Gross margin from product sales	$ 2,513	$ 2,830	$ 4,192	$ 3,082	$ 3,555	$ 1,750	$ 2,478	$ 3,662
Net (loss) as restated for Q4 2003	$(19,949)	$(13,039)	$(17,206)	$(15,696)	$(25,056)	$(24,817)	$(26,521)	$(31,074)
Basic and fully diluted net loss per share (as restated for Q4 2003)	$ (0.36)	$ (0.23)	$ (0.31)	$ (0.28)	$ (0.45)	$ (0.45)	$ (0.48)	$ (0.56)

We have experienced fluctuations in our quarterly results. Our results have included costs associated with acquisitions of various technologies, increases in research and development expenditures, and expansion of late stage clinical and early stage commercial manufacturing facilities. We expect these fluctuations to continue in the future. Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results will not be meaningful, and you should not rely on our results for one quarter as any indication of our future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of our critical accounting policies.

NOTE 16—SUBSEQUENT EVENTS

In February 2004, the holder of our outstanding Series B Convertible Preferred Stock converted an aggregate 15,953 shares of such stock into an aggregate 700,075 shares of our common stock. The conversion rate was approximately 43.88 common shares for each preferred share which represents a conversion price of approximately $22.79 per share. We issued the shares of common stock under an exemption from the registration requirement of the 1933 Act provided by Section 3(a)(9) of the 1933 Act.

In February 2004, in a limited number of privately negotiated transactions, certain holders of our outstanding 3% convertible subordinated notes due June 2010 (issued in October 2003) converted approximately $36.0 million in aggregate principal amount of such notes for shares of our common stock. The conversion price was $11.35 per share, for an aggregate of approximately 3.2 million shares of our common stock. We recorded an expense of approximately $4.2 million associated with this transaction. In connection with the conversion, we agreed to pay $85.00 per $1,000 of the notes to be converted, for an aggregate payment of approximately $3.1 million.

In January 2004, in a privately negotiated transaction, certain holders of our outstanding 3.5% Convertible Subordinated Notes due October 2007 completed an exchange and cancellation of $9.0 million in aggregate principal amount of the notes held by such holders, for the issuance of an aggregate of 575,605 shares of our common stock. We recorded interest and other expense of approximately $7.7 million associated with this transaction. We issued the shares of common stock under an exemption from the registration requirements of the 1933 Act provided by Section 3(a)(9) of the 1933 Act.

CORPORATE INFORMATION

DIRECTORS

Robert B. Chess
Executive Chairman of the Board
Nektar Therapeutics

Ajit S. Gill
Director, Chief Executive Officer
and President
Nektar Therapeutics

John S. Patton, Ph.D.
Director, Founder and
Chief Scientific Officer
Nektar Therapeutics

Michael A. Brown
Former Chairman, Quantum Corporation

Christopher A. Kuebler
Chairman, Covance Inc.

Irwin Lerner
Former Chairman
F. Hoffmann-La Roche, Inc.

Melvin Perelman, Ph.D.
Former Executive Vice President
Eli Lilly and Company

Susan Wang
Former Chief Financial Officer, Solectron

Roy A. Whitfield
Former Chairman, Incyte Genomics, Inc.

EXECUTIVE OFFICERS

Robert B. Chess
Executive Chairman of the Board

Ajit S. Gill
Director, Chief Executive Officer
and President

Ajay Bansal
Vice President, Finance and Administration
Chief Financial Officer

John S. Patton, Ph.D.
Director, Founder and
Chief Scientific Officer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Nektar Therapeutics
150 Industrial Road
San Carlos, CA 94070-6256
Telephone: (650) 631-3100
Facsimile: (650) 631-3150

ANNUAL REPORT

We will supply a copy of our Annual Report on Form 10-K, as amended, (excluding exhibits) without charge to any stockholder who makes such a request. Requests should be made in writing and addressed to Investor Relations, Nektar Therapeutics, 150 Industrial Road, San Carlos, CA 94070-6256; or to investors@nektar.com.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
235 Montgomery Street, 23rd floor
San Francisco, CA 94104-2902
(415) 743-1428

CORPORATE COUNSEL

Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306

INDEPENDENT AUDITORS

Ernst & Young LLP
1001 Page Mill Road
Building 1, Suite 200
Palo Alto, CA 94304

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 a.m., June 17, 2004 at the corporate headquarters of the company, at 150 Industrial Road, San Carlos, CA 94070-6256.

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our Common Stock trades on the NASDAQ National Market under the symbol NKTR. The table below sets forth the high and low closing sales prices for our Common Stock (as reported on the NASDAQ National Market) during the periods indicated.

Year Ended December 31, 2002:		
1st Quarter	$ 18.22	$ 9.95
2nd Quarter	10.52	5.86
3rd Quarter	8.39	4.13
4th Quarter	9.13	4.92
Year Ended December 31, 2003:		
1st Quarter	**$ 9.21**	**$ 4.46**
2nd Quarter	**13.44**	**6.35**
3rd Quarter	**14.06**	**6.87**
4th Quarter	**14.94**	**12.65**

As of January 31, 2004, there were approximately 375 holders of record of our Common Stock. We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future.

The preceding discussion contains forward-looking statements that involve risks and uncertainties. Nektar's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Part I of the Form 10-K, as amended, filed with the Securities Exchange Commission for the fiscal year ended December 31, 2003 under the heading "Risk Factors."

Designed by Curran & Connors, Inc. / www.curran-connors.com

NEKTAR™

Nektar Therapeutics
150 Industrial Road
San Carlos, CA 94070-6256
650.631.3100
650.631.3150 (FAX)

www.nektar.com